Exhibit 99.1

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

Vermilion Energy Inc. ■ Page 1 ■ 2020 First Quarter Report

Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
GJ	gigajoules
LSB	light sour blend crude oil reference price
mbbls	thousand barrels
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point.
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
tCO2e	tonnes of carbon dioxide equivalent
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

Vermilion Energy Inc. ■ Page 2 ■ 2020 First Quarter Report

Highlights

•	Fund flows from operations ("FFO") in Q1 2020 was $170 million ($1.09/basic share(1)), a decrease of 21% from the prior quarter. The decrease is primarily due to significantly lower commodity prices that began to materialize midway through the quarter in response to the COVID-19 pandemic and oil price war that ensued in early March. Lower commodity price impacts were partially offset by hedging gains.

•	Q1 2020 production averaged 97,154 boe/d, representing a 1% decrease from the prior quarter, with minor negative effects from the pandemic. Tie-in activity from the Q1 capital program will contribute meaningfully in the second quarter of 2020.

•	In Canada, production averaged 59,537 boe/d in Q1 2020, an increase of 2% from the prior quarter, primarily due to production contributions from new well start-ups in the quarter. We observed strong performance from wells drilled in the quarter, with multiple wells in both the Mannville and Southeast Saskatchewan programs performing ahead of expectations.

•	In the Netherlands, production averaged 8,143 boe/d, a slight increase from the prior quarter. We continue to advance the permitting for future planned wells while awaiting the final production permit for our Weststellingwerf well (0.5 net) well, which was successfully drilled and flowed at an initial rate of 14.7 mmcf/d2 in the quarter.

•	In response to COVID-19, we have made adjustments to our operating practices, including social distancing and task redesign, to provide both for safety and business continuity in our operations during the pandemic. At present, our only production impacts stem from limited third-party service interruptions and a refinery outage in our French operations.

•	In Q1 2020, we negotiated and closed an extension to our $2.1 billion revolving credit facility to extend the maturity to May 31, 2024. All other terms within the facility remained the same.

•	Vermilion was named to the CDP Climate Leadership Level (A-) for the third consecutive year in 2019. We were one of only two Canadian oil and gas companies and one of only four North American oil and gas companies to receive this designation, ranking Vermilion in the top 6% of oil and gas companies globally.

•	In March, we reduced our monthly dividend by 50% to $0.115 per share and announced an $80 to $100 million reduction to our annual capital budget in response to the COVID-19 pandemic and the resulting negative impact on near-term oil demand and prices. We expect to achieve the high end of this capital reduction range, and have identified $35 million in expense reductions to date to reduce outlays further. In addition, subsequent to the first quarter, our board of directors suspended the monthly dividend as a further measure to strengthen the financial position of the company during this period of weak commodity prices.

(1)	Non-GAAP Financial Measure. Please see the “Non-GAAP Financial Measures” section of the accompanying Management’s Discussion and Analysis.

(2)	The Weststellingwerf flow rate was 14.7 mmcf/d gross over a 24-hour period at a wellhead pressure of 1,625 psi. Initial flow rates are not necessarily indicative of long-term performance or ultimate recovery.

Vermilion Energy Inc. ■ Page 3 ■ 2020 First Quarter Report

($M except as indicated)	Q1 2020	Q4 2019	Q1 2019
Financial
Petroleum and natural gas sales	328,314	388,802	481,083
Fund flows from operations	170,225	215,592	253,572
Fund flows from operations ($/basic share) (1)	1.09	1.38	1.66
Fund flows from operations ($/diluted share) (1)	1.09	1.38	1.64
Net earnings (loss)	(1,318,504)	1,477	39,547
Net earnings (loss) ($/basic share)	(8.42)	0.01	0.26
Capital expenditures	233,704	100,625	202,053
Acquisitions	11,337	9,165	16,027
Asset retirement obligations settled	3,732	7,352	3,597
Cash dividends ($/share)	0.575	0.690	0.690
Dividends declared	90,067	107,702	105,549
% of fund flows from operations	53%	50%	42%
Net dividends (1)	82,422	97,502	98,445
% of fund flows from operations	48%	45%	39%
Payout (1)	319,858	205,479	304,095
% of fund flows from operations	188%	95%	120%
Net debt	2,155,623	1,993,194	2,000,144
Net debt to four quarter trailing fund flows from operations	2.61	2.20	1.45
Operational
Production
Crude oil and condensate (bbls/d)	44,881	46,261	49,181
NGLs (bbls/d)	8,022	8,160	7,897
Natural gas (mmcf/d)	265.51	260.72	277.96
Total (boe/d)	97,154	97,875	103,404
Average realized prices
Crude oil and condensate ($/bbl)	58.66	71.25	73.45
NGLs ($/bbl)	8.92	14.63	22.49
Natural gas ($/mcf)	2.94	3.61	5.10
Production mix (% of production)
% priced with reference to WTI	39%	40%	37%
% priced with reference to Dated Brent	17%	17%	18%
% priced with reference to AECO	27%	26%	26%
% priced with reference to TTF and NBP	17%	17%	19%
Netbacks ($/boe)
Operating netback (1)	22.02	27.53	31.50
Fund flows from operations netback	18.85	24.40	26.76
Operating expenses	13.41	12.52	12.92
General and administration expenses	1.47	1.88	1.38
Average reference prices
WTI (US $/bbl)	46.17	56.96	54.90
Edmonton Sweet index (US $/bbl)	38.59	51.59	50.05
Saskatchewan LSB index (US $/bbl)	38.41	51.58	50.84
Dated Brent (US $/bbl)	50.26	63.25	63.20
AECO ($/mcf)	2.03	2.48	2.62
NBP ($/mcf)	4.32	5.38	8.33
TTF ($/mcf)	4.23	5.36	8.14
Average foreign currency exchange rates
CDN $/US $	1.34	1.32	1.33
CDN $/Euro	1.48	1.46	1.51
Share information ('000s)
Shares outstanding - basic	157,020	156,290	153,213
Shares outstanding - diluted (1)	160,425	159,912	156,650
Weighted average shares outstanding - basic	156,562	155,950	152,904
Weighted average shares outstanding - diluted (1)	156,562	156,180	154,550
(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the “Non-GAAP Financial Measures” section of the accompanying Management’s Discussion and Analysis.

Vermilion Energy Inc. ■ Page 4 ■ 2020 First Quarter Report

Message to Shareholders

The past two months have been an extremely challenging time for people the world over as we make changes in our daily lives to arrest the COVID-19 pandemic. Health and safety is our top priority at Vermilion, and we have taken the necessary physical distancing measures and operating adjustments to manage through this crisis while still delivering essential energy products for our society. I would like to extend my deepest gratitude to all of our employees and contractors who have adapted their daily working practices and schedules to ensure both safety and business continuity at Vermilion. At present, we have only moderate impacts on our operations due to COVID-19, with those effects stemming solely from reduced availability of third party services in France. We are particularly proud of our field staff, which has maintained production operations in all of our business units, including jurisdictions that have been particularly hard hit with COVID-19.

During the first quarter of 2020, we executed a front-loaded capital program, in part to mitigate the risk of another season of post break-up weather delays. Given the events that have transpired over the past several weeks with respect to the COVID-19 pandemic, we believe this program will prove to be beneficial to Vermilion in several ways. The timing of this program allowed us to complete most of our drilling and completion activity before physical distancing measures were necessary, minimizing health risks to our employees and contractors. Furthermore, our capital program has established a significant amount of production capacity, which will benefit us throughout the year as we minimize capital expenditures for the remainder of 2020.

Production during the quarter averaged 97,154 boe/d, down slightly from the prior quarter, primarily due to natural decline, unplanned downtime in Australia, minor COVID-19 impacts, and the timing of new well completions. We drilled several wells in Canada that were more prolific than we anticipated, and brought these wells on production after the end of the first quarter. We continued to advance permitting in the Netherlands including the recently completed Weststellingwerf well (0.5 net) well, for which we are currently awaiting the final production permit. In Australia, although somewhat delayed by cyclone activity, we successfully completed the electric submersible pump (ESP) installation on two wells, which has enhanced our production capacity at Wandoo. Pricing for our Wandoo crude has significantly improved with the implementation of the new IMO 2020 regulation at the start of the year, resulting in an average realized premium of C$29/bbl over dated Brent for Q1 2020.

We generated $170 million of FFO during the quarter, which was down 21% from the prior quarter primarily due to weaker commodity prices. Crude oil prices started the year on solid footing with WTI and Brent benchmarks reaching over US$63 and US$70 per barrel respectively in early January. As the rapid spread of COVID-19 took hold during the quarter, global oil prices declined due to associated demand destruction, and the price decline was exacerbated by the OPEC+ price war in early March. This rapid decline in oil prices had a significant negative impact on our cash flows during the first quarter and our projections for the balance of the year.

In response, we reduced our monthly dividend by 50% and announced an $80 to $100 million reduction to our capital budget in early March. We now expect to reach the upper end of this capital reduction range. In addition, we have identified $35 million in expense savings to be executed in 2020, and are continuing to identify greater reductions. Commodity market conditions continued to deteriorate throughout March and early April, at which point we decided to suspend our monthly dividend until further notice. The basis for suspending the dividend is to preserve liquidity and protect Vermilion’s financial position during this period of global economic turmoil. Maintaining balance sheet strength has always been our top financial priority and we believe the suspension of our monthly dividend supports that objective. We also believe that this will better position us for the economic and commodity recovery that we expect will ensue when the world economy emerges from the COVID-19 crisis.

Since the beginning of March 2020, our projected annualized cash outlays for dividends, capex and expenses have been reduced by over $550 million. Under the current commodity strip, we expect to generate positive free cash flow for the last three quarters of 2020. Looking forward, Vermilion fully intends to exit this period of economic turmoil in a position of enhanced strength to resume a capital markets model that includes returning cash to our shareholders.

In Q1 2020, we negotiated and closed an extension to our $2.1 billion revolving credit facility to extend the maturity to May 31, 2024. All other terms within the facility remained the same. As at March 31, 2020, we had over $500 million of undrawn capacity on this facility.

To date, the vast majority of our operations have not been interrupted by the pandemic, aside from minor timing delays in capital projects in several business units as we put COVID-19 protocols in place. As mentioned previously, we have made the necessary adjustments to our daily working practices to maximize business continuity. The only meaningful impact has been in France where government-mandated confinement resulting in work restrictions has limited our ability to complete well workovers beginning in March. In addition, we have been forced to curtail some of our production in the Paris Basin due to a temporary shutdown of the Grandpuits refinery because of reduced product demand. At present, these COVID-19 impacts are estimated to total approximately 2,000 boe/d on an annualized basis.

Q1 2020 Operations Review

Vermilion Energy Inc. ■ Page 5 ■ 2020 First Quarter Report

Europe

In France, Q1 2020 production averaged 9,957 boe/d, a decrease of 3% from the prior quarter primarily due to higher than normal well downtime. The COVID-19 confinement measures put in place by the France government in mid-March restricted our ability to complete well workovers and facility maintenance. In addition, the Total-operated Grandpuits refinery temporarily shut down operations in late March due to low product demand caused by COVID-19. As a result of the Grandpuits refinery closure and reduced well servicing activity, we will temporarily reduce our French production by about one-third during the second quarter of 2020.

In the Netherlands, Q1 2020 production averaged 8,143 boe/d, a slight increase from the prior quarter. The increase was primarily due to higher uptime across our asset base, partially offset by natural decline. We continue to advance the permitting for future planned wells while awaiting the final production permit for our Weststellingwerf well (0.5 net).

In Ireland, production averaged 41 mmcf/d (6,896 boe/d) in Q1 2020, a decrease of 2% from the prior quarter. The decrease was primarily due to natural decline, partially offset by higher uptime at the Corrib natural gas processing facility compared to the prior quarter.

In Germany, Q1 2020 production averaged 3,349 boe/d, a slight decrease from the prior quarter. The decrease was primarily due to planned downtime to perform various workovers and facility maintenance, but was partially offset by improved uptime at one of our operated oil fields following the completion of pipeline maintenance.

In Central and Eastern Europe ("CEE"), production averaged 546 boe/d in Q1 2020, nearly double the level from the prior quarter reflecting a full quarter contribution from the two (1.3 net) Hungarian wells tied-in midway through the fourth quarter of 2019.

North America

In Canada, production averaged 59,537 boe/d in Q1 2020, an increase of 2% from the prior quarter. The increase was primarily due to production contributions from new well start-ups partially offset by natural decline. We drilled or participated in 77 (67.4 net) wells in the first quarter of 2020, 15 (15.0 net) of which were drilled in Alberta and 62 (52.4 net) drilled in Saskatchewan. In both Alberta and Saskatchewan, we observed strong performance from wells drilled in the quarter, with several wells performing ahead of expectations. We brought 13 (13.0 net) wells on production in Alberta and 55 (48.0 net) wells on production in Saskatchewan during the quarter. We have completed all of our planned drilling activity in Canada for the year, with the majority of these wells completed and tied-in prior to spring break-up in mid-April.

In the United States, Q1 2020 production averaged 4,685 boe/d, a decrease of 18% from the prior quarter. The decrease was primarily due to natural decline and increased downtime. During Q1, we drilled nine (8.9 net) wells and completed and tied-in three (2.9 net) of these wells at the end of the quarter. The remaining six (6.0 net) wells were completed in April and are undergoing tie-in activities. This constitutes the completion of our planned drilling and completion activities for 2020 in the United States.

Australia

In Australia, production averaged 4,041 bbl/d in Q1 2020, a decrease of 11% from the previous quarter, primarily due to planned and unplanned downtime, which stemmed from the installation of electric submersible pumps on two of our wells and cyclone activity during the quarter. The cyclone forced us to temporarily halt Wandoo production and delayed completion of the ESP installations and well startup. Installation of the ESPs was successfully completed during the quarter and the wells are on production. Our crude sales during the quarter realized an average price that was approximately C$29 per barrel above Dated Bent, reflecting an increased premium for our Wandoo Crude following the implementation of IMO 2020 regulations.

Dividend and Capital Reductions

In March, we reduced our monthly dividend by 50% to $0.115 per share and announced an $80 to $100 million reduction to our annual capital budget in response to the COVID-19 pandemic and the resulting negative impact on near-term oil demand and prices. We now expect to achieve the high end of this capital reduction range. In addition, subsequent to the first quarter, our board of directors suspended the monthly dividend as a further measure to strengthen the financial position of the company during this period of weak commodity prices.

Vermilion Energy Inc. ■ Page 6 ■ 2020 First Quarter Report

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of April 21, 2020, we currently have 66% of our expected net-of-royalty production hedged for Q2 2020. For 2020 as a whole, approximately 49% of our production is hedged, with 82% of our hedge position in two-way and three-way collar structures.

With respect to individual products within our product mix, we have hedged 79% of anticipated European natural gas volumes for Q2 2020. We have also hedged 75% of our anticipated full-year 2020 European natural gas volumes at prices which are expected to provide for strong project economics and free cash flows. At present, 61% of our expected Q2 2020 oil production is hedged. For Q2 2020, 67% of our North American natural gas production is priced away from AECO, with a variety of contracts to sell gas at the SoCal Border, Henry Hub, Saskatchewan and Wyoming.

In addition to the percentages that are shown above for swaps and collars, we have transacted WTI calendar spreads to protect an additional 16% of our Q2 2020 and Q3 2020 oil production. Please refer to the Hedging section of our website under Invest With Us for further details.

Sustainability

Vermilion was named to the CDP Climate Leadership Level (A-) for the third consecutive year in 2019. We were one of only two Canadian oil and gas companies and one of only four North American oil and gas companies to receive this designation, ranking Vermilion in the top 6% of oil and gas companies globally. We are proud of this achievement and believe this ranking is a reflection of our focus on sustainable oil and gas production, responsible operating practices and positive track record of reducing emissions from our assets. We will continue to seek new and innovative ways to improve our overall operating performance while reducing the emission intensity of our assets. We fully intend to maintain our focus on ESG despite the economic upheaval wrought by COVID-19.

(signed “Anthony Marino”)

Anthony Marino

President & Chief Executive Officer

April 28, 2020

(1)	Non-GAAP Financial Measure. Please see the “Non-GAAP Financial Measures” section of the accompanying Management’s Discussion and Analysis.

Vermilion Energy Inc. ■ Page 7 ■ 2020 First Quarter Report

Management's Discussion and Analysis

The following is Management’s Discussion and Analysis (“MD&A”), dated April 28, 2020, of Vermilion Energy Inc.’s (“Vermilion”, “we”, “our”, “us” or the “Company”) operating and financial results as at and for the three months ended March 31, 2020 compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 and the audited consolidated financial statements for the years ended December 31, 2019 and 2018, together with the accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board ("IASB").

This MD&A includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS"). These measures include:

•	Fund flows from operations: Fund flows from operations is a measure of profit or loss in accordance with IFRS 8 “Operating Segments”. Please see "Segmented Information" in the "Notes to the Condensed Consolidated Interim Financial Statements" for a reconciliation of fund flows from operations to net earnings. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.
•	Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements". Net debt is comprised of long-term debt plus current liabilities less current assets and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes non-current lease obligations which are secured by a corresponding right-of-use asset. Please see "Capital disclosures" in the "Notes to the Condensed Consolidated Interim Financial Statements" for additional information.
•	Netbacks: Netbacks are per boe and per mcf performance measures used in the analysis of operational activities. We assess netbacks both on a consolidated basis and on a business unit basis in order to compare and assess the operational and financial performance of each business unit versus other business units and also versus third party crude oil and natural gas producers.

In addition, this MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to “Non-GAAP Financial Measures”.

Condensate Presentation

We report our condensate production in Canada and the Netherlands business units within the crude oil and condensate production line.  We believe that this presentation better reflects the historical and forecasted pricing for condensate, which is more closely correlated with crude oil pricing than with pricing for propane, butane, and ethane (collectively “NGLs” for the purposes of this report).

Vermilion Energy Inc. ■ Page 8 ■ 2020 First Quarter Report

Guidance

On October 31, 2019, we released our 2020 capital budget and associated production guidance. On March 16, 2020, we announced a reduction of our 2020 capital budget and associated production guidance in response to a further decrease in oil prices as a result of the growing COVID-19 pandemic and the ensuing oil price war between OPEC+ members.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2020 Guidance
2020 Guidance	October 31, 2019	450	100,000 to 103,000
2020 Guidance	March 16, 2020	350 to 370	94,000 to 98,000

Vermilion Energy Inc. ■ Page 9 ■ 2020 First Quarter Report

Vermilion's Business

Vermilion is a Calgary, Alberta based international oil and gas producer focused on the acquisition, exploration, development, and optimization of producing properties in North America, Europe, and Australia. We manage our business through our Calgary head office and our international business unit offices. This MD&A separately discusses each of our business units in addition to our corporate segment.

Q1 2020 production of 97,154 boe/d by business unit

Australia: 4%
Ireland: 7%
Germany: 3%
Netherlands: 8%
France: 10%
United States: 5%
Canada: 63%

Q1 2020 capital expenditures of $234MM by business unit

Australia: 5%
Germany: 3%
Netherlands: 1%
France: 5%
Corporate: 1%
United States: 19%
Canada: 66%

Q1 2020 fund flows from operations of $170MM by business unit

Australia: 18%
Ireland: 0%
Germany: 1%
Netherlands: 7%
France: 18%
United States: 3%
Canada: 44%

Vermilion Energy Inc. ■ Page 10 ■ 2020 First Quarter Report

Consolidated Results Overview

	Q1 2020	Q4 2019	Q1 2019	Q1/20 vs. Q4/19	Q1/20 vs. Q1/19
Production
Crude oil and condensate (bbls/d)	44,881	46,261	49,181	(3.0)%	(8.7)%
NGLs (bbls/d)	8,022	8,160	7,897	(1.7)%	1.6%
Natural gas (mmcf/d)	265.51	260.72	277.96	1.8%	(4.5)%
Total (boe/d)	97,154	97,875	103,404	(0.7)%	(6.0)%
Sales
Crude oil and condensate (bbls/d)	46,977	44,423	51,068	5.7%	(8.0)%
NGLs (bbls/d)	8,022	8,160	7,897	(1.7)%	1.6%
Natural gas (mmcf/d)	265.51	260.72	277.96	1.8%	(4.5)%
Total (boe/d)	99,250	96,037	105,291	3.3%	(5.7)%
(Draw) build in inventory (mbbls)	(191)	169	(170)
Financial metrics
Fund flows from operations ($M)	170,225	215,592	253,572	(21.0)%	(32.9)%
Per share ($/basic share)	1.09	1.38	1.66	(21.0)%	(34.3)%
Net (loss) earnings ($M)	(1,318,504)	1,477	39,547	N/A	N/A
Per share ($/basic share)	(8.42)	0.01	0.26	N/A	N/A
Net debt ($M)	2,155,623	1,993,194	2,000,144	8.1%	7.8%
Cash dividends ($/share)	0.575	0.690	0.690	(16.7)%	(16.7)%
Activity
Capital expenditures ($M)	233,704	100,625	202,053	132.3%	15.7%
Acquisitions ($M)	11,337	9,165	16,027
Gross wells drilled	87.00	28.00	66.00
Net wells drilled	77.30	17.25	62.94

Financial performance review

Q1 2020 vs. Q4 2019

•	We recorded a net loss in Q1 2020 of $1,318.5 million ($8.42/basic share) compared to net earnings of $1.5 million ($0.01/basic share) in Q4 2019. This quarter-over-quarter decrease was primarily driven by an increase in impairment charges of $1,518.8 million as a result of decreases in forecasted commodity prices, partially offset by deferred tax recoveries of $278.9 million. Impairment charges were incurred due to global commodity price forecasts deteriorating from decreases in demand as a result of the novel coronavirus ("COVID-19") and an increase of supply around the world as a result of the OPEC+ price war.

Vermilion Energy Inc. ■ Page 11 ■ 2020 First Quarter Report

•	Fund flows from operations of $170.2 million during Q1 2020 decreased versus Q4 2019 primarily driven by decreases in realized prices due to COVID-19 and OPEC+ price war, and higher cash taxes, partially offset by increased sales volumes as a result of increased Australian inventory draws during the current quarter.

Q1 2020 vs. Q1 2019

•	We recorded a net loss for Q1 2020 of $1,318.5 million ($8.42/basic share) compared to net earnings of $39.5 million ($0.26/basic share) in Q1 2019. This change was primarily driven by impairment charges of $1,564.9 million in Q1 2020 as a result of decreases in forecasted commodity prices, partially offset by a decrease in deferred tax expense of $272.5 million. The decrease in net earnings also resulted from a decrease in fund flows from operations primarily as a result of lower realized prices due to COVID-19 and OPEC+ price war.

Vermilion Energy Inc. ■ Page 12 ■ 2020 First Quarter Report

•	We generated fund flows from operations of $170.2 million in Q1 2020, a decrease from $253.6 million in Q1 2019 primarily due to lower realized prices due to COVID-19 and OPEC+ dissolution, and lower sales volumes. Our consolidated realized price per boe decreased from $50.77/boe in Q1 2019 to $36.35/boe in Q1 2020.
Production review

Q1 2020 vs. Q4 2019

•	Consolidated average production of 97,154 boe/d during Q1 2020 was down slightly compared to Q4 2019 production of 97,875 boe/d. Production increases are primarily in Canada from wells brought online in Q1 2020. These increases were offset by lower production primarily due to higher downtime in the United States and Australia, and minor impacts from COVID-19 on our operations.

Q1 2020 vs. Q1 2019

•	Consolidated average production of 97,154 boe/d in Q1 2020 represented a decrease of 6% from Q1 2019 production of 103,404 boe/d. Production was lower due to natural decline, timing of completions and tie-ins from our Q1 2020 program and minor impacts from COVID-19. Production increased in the United States due to new wells brought online in 2019 and 2020.

Vermilion Energy Inc. ■ Page 13 ■ 2020 First Quarter Report

Activity review

•	For the three months ended March 31, 2020, capital expenditures of $233.7 million were primarily related to activity in Canada and the United States. In Canada, capital expenditures of $152.6 million included the drilling of 77.0 (67.4 net) wells in Alberta and Saskatchewan. In the United States, capital expenditures of $45.3 million related to the drilling of 9.0 (8.9 net) wells. In Australia, capital expenditures of $12.0 million related to our workover program. In France, capital expenditures of $11.3 million related to workover, maintenance and facility costs in the Aquitaine and Paris Basins.

Sustainability review

Dividends

•	On March 6, 2020, in response to weakness in commodity prices and reduced global economic prospects following the outbreak of COVID-19, Vermilion's board of directors approved a 50% reduction to the March dividend, payable April 15, 2020, to $0.115 per share. On April 15, due to further deterioration of economic prospects and commodity prices from COVID-19, the board of directors suspended the monthly dividend as a further measure to strengthen the financial position of the Company.
•	Total dividends of $0.575 per common share were declared for the three months ended March 31, 2020.

Long-term debt and net debt

•	Long-term debt increased to $2.0 billion as at March 31, 2020 from $1.9 billion as at December 31, 2019. This increase was primarily a result of the impact of the weaker Canadian dollar on our USD borrowings from our revolving credit facility and our US denominated Senior Unsecured Notes.
•	Net debt increased to $2.2 billion as at March 31, 2020, from $2.0 billion as at December 31, 2019, primarily due to an increase in accounts payable and accrued liabilities of $129.4 million resulting from increased capital activity.
•	The ratio of net debt to four quarter trailing fund flows from operations increased to 2.61 as at March 31, 2020 (December 31, 2019 - 2.20) due to the increase in net debt combined with lower four quarter trailing fund flows from operations.

Vermilion Energy Inc. ■ Page 14 ■ 2020 First Quarter Report

Benchmark Commodity Prices

	Q1 2020	Q4 2019	Q1 2019	Q1/20 vs. Q4/19	Q1/20 vs. Q1/19
Crude oil
WTI ($/bbl)	62.06	75.19	72.97	(17.5)%	(15.0)%
WTI (US $/bbl)	46.17	56.96	54.90	(18.9)%	(15.9)%
Edmonton Sweet index ($/bbl)	51.87	68.10	66.53	(23.8)%	(22.0)%
Edmonton Sweet index (US $/bbl)	38.59	51.59	50.05	(25.2)%	(22.9)%
Saskatchewan LSB index ($/bbl)	51.63	68.09	67.58	(24.2)%	(23.6)%
Saskatchewan LSB index (US $/bbl)	38.41	51.58	50.84	(25.5)%	(24.4)%
Canadian C5+ Condensate index ($/bbl)	62.21	69.97	67.20	(11.1)%	(7.4)%
Canadian C5+ Condensate index (US $/bbl)	46.28	53.01	50.56	(12.7)%	(8.5)%
Dated Brent ($/bbl)	67.56	83.49	84.01	(19.1)%	(19.6)%
Dated Brent (US $/bbl)	50.26	63.25	63.20	(20.5)%	(20.5)%
Natural gas
AECO ($/mcf)	2.03	2.48	2.62	(18.1)%	(22.5)%
NBP ($/mcf)	4.32	5.38	8.33	(19.7)%	(48.1)%
NBP (€/mcf)	2.92	3.68	5.52	(20.7)%	(47.1)%
TTF ($/mcf)	4.23	5.36	8.14	(21.1)%	(48.0)%
TTF (€/mcf)	2.85	3.67	5.39	(22.3)%	(47.1)%
Henry Hub ($/mcf)	2.62	3.30	4.19	(20.6)%	(37.5)%
Henry Hub (US $/mcf)	1.95	2.50	3.15	(22.0)%	(38.1)%
Average exchange rates
CDN $/US $	1.34	1.32	1.33	1.5%	0.8%
CDN $/Euro	1.48	1.46	1.51	1.4%	(2.0)%
Realized prices
Crude oil and condensate ($/bbl)	58.66	71.25	73.45	(17.7)%	(20.1)%
NGLs ($/bbl)	8.92	14.63	22.49	(39.0)%	(60.3)%
Natural gas ($/mcf)	2.94	3.61	5.10	(18.6)%	(42.4)%
Total ($/boe)	36.35	44.00	50.77	(17.4)%	(28.4)%

•	Crude oil prices declined in Q1 2020 relative to Q4 2019 driven by oversupply from OPEC+ and global demand loss relating to COVID-19. By the end of Q1 2020, quarter-over-quarter WTI and Brent prices fell by 17.5% and 19.1% respectively, in Canadian dollar terms. For the three months ended March 31, 2020, WTI and Brent prices in Canadian dollar terms decreased by 15.0% and 19.6%, respectively, versus the comparable period in the prior year.

Vermilion Energy Inc. ■ Page 15 ■ 2020 First Quarter Report

•	In Canadian dollar terms, quarter-over-quarter, the Edmonton Sweet differential widened by $3.10/bbl to a discount of $10.19/bbl against WTI, and the Saskatchewan LSB differential widened by $3.33/bbl to a discount of $10.43/bbl against WTI. This was mainly driven by broad crude market weakness experienced by Canadian grades relative to WTI in January and February 2020.
•	Vermilion's crude oil production benefits from light oil pricing and no exposure to significantly discounted heavy crude oil. Approximately 36% of our Q1 2020 crude oil and condensate production was priced at the Dated Brent index (which averaged a premium to WTI of US$4.09/bbl), while the remainder of our crude oil and condensate production was priced at the Saskatchewan LSB, Canadian C5+, Edmonton Sweet, and WTI indices. Saskatchewan LSB, Canadian C5+, and Wyoming light-oil historically had lower differentials than the more significantly constrained WCS and MSW markers, making Vermilion's North American crude oil production price-advantaged relative to other North American benchmark prices.

•	In Canadian dollar terms, market prices for European natural gas (TTF and NBP) decreased by 21.1% and 19.7%, respectively, in Q1 2020 compared to Q4 2019 due to a warmer than normal winter and abundant supply.
•	Natural gas prices at AECO in Q1 2020 decreased by 18.1% compared to Q4 2019 due to broad weakness in North American natural gas prices.
•	For Q1 2020, average European natural gas prices represented a $2.25/mcf premium to AECO and a $1.66/mcf premium to Henry Hub pricing. Approximately 40% of our natural gas production in Q1 2020 benefited from this premium European pricing. As a result, our consolidated natural gas realized price was a $0.91/mcf premium to AECO.

•	For the three months ended March 31, 2020, the Canadian dollar weakened 1.5% against the US dollar quarter-over-quarter.
•	For the three months ended March 31, 2020, the Canadian dollar weakened 1.4% against the Euro quarter-over-quarter.

Vermilion Energy Inc. ■ Page 16 ■ 2020 First Quarter Report

Canada Business Unit

Overview

Production and assets focused in West Pembina near Drayton Valley, Alberta and southeast Saskatchewan and Manitoba.

•	Potential for three significant resource plays sharing the same surface infrastructure in the West Pembina region in Alberta:
–	Mannville condensate-rich gas (2,400 - 2,700m depth) - in development phase
–	Cardium light oil (1,800m depth) - modest investment at present
–	Duvernay condensate-rich gas (3,200 - 3,400m depth) - no investment at present
•	Southeast Saskatchewan light oil development:
–	Targeting the Mississippian Midale (1,400 - 1,700m depth), Frobisher/Alida (1,200 - 1,400m depth) and Ratcliffe (1,800 - 1,900m) formations
Operational and financial review

Canada business unit ($M except as indicated)	Q1 2020	Q4 2019	Q1 2019	Q1/20 vs. Q4/19	Q1/20 vs. Q1/19
Production and sales
Crude oil and condensate (bbls/d)	27,401	27,399	29,164	—%	(6.0)%
NGLs (bbls/d)	6,943	7,005	6,968	(0.9)%	(0.4)%
Natural gas (mmcf/d)	151.16	145.14	151.37	4.1%	(0.1)%
Total (boe/d)	59,537	58,593	61,360	1.6%	(3.0)%
Production mix (% of total)
Crude oil and condensate	46%	47%	48%
NGLs	12%	12%	11%
Natural gas	42%	41%	41%
Activity
Capital expenditures	152,577	66,643	128,055	128.9%	19.1%
Acquisitions	5,439	5,003	14,660
Gross wells drilled	77.00	26.00	58.00
Net wells drilled	67.40	16.74	54.94
Financial results
Sales	154,963	206,897	220,156	(25.1)%	(29.6)%
Royalties	(16,685)	(24,127)	(25,331)	(30.8)%	(34.1)%
Transportation	(11,138)	(10,384)	(10,692)	7.3%	4.2%
Operating	(64,185)	(60,931)	(63,604)	5.3%	0.9%
General and administration	(2,843)	(7,424)	(2,719)	(61.7)%	4.6%
Fund flows from operations	60,112	104,031	117,810	(42.2)%	(49.0)%
Netbacks ($/boe)
Sales	28.60	38.38	39.87	(25.5)%	(28.3)%
Royalties	(3.08)	(4.48)	(4.59)	(31.3)%	(32.9)%
Transportation	(2.06)	(1.93)	(1.94)	6.7%	6.2%
Operating	(11.85)	(11.30)	(11.52)	4.9%	2.9%
General and administration	(0.52)	(1.38)	(0.49)	(62.3)%	6.1%
Fund flows from operations netback	11.09	19.29	21.33	(42.5)%	(48.0)%
Realized prices
Crude oil and condensate ($/bbl)	50.06	66.27	65.47	(24.5)%	(23.5)%
NGLs ($/bbl)	6.98	13.63	22.12	(48.8)%	(68.4)%
Natural gas ($/mcf)	1.90	2.33	2.47	(18.5)%	(23.1)%
Total ($/boe)	28.60	38.38	39.87	(25.5)%	(28.3)%
Reference prices
WTI (US $/bbl)	46.17	56.96	54.90	(18.9)%	(15.9)%
Edmonton Sweet index ($/bbl)	51.87	68.10	66.53	(23.8)%	(22.0)%
Saskatchewan LSB index ($/bbl)	51.63	68.09	67.58	(24.2)%	(23.6)%
Canadian C5+ Condensate index ($/bbl)	62.21	69.97	67.20	(11.1)%	(7.4)%
AECO ($/mcf)	2.03	2.48	2.62	(18.1)%	(22.5)%

Vermilion Energy Inc. ■ Page 17 ■ 2020 First Quarter Report

Production

•	Q1 2020 production increased 2% from the prior quarter primarily due to production contributions from new well completions partially offset by natural decline. Quarterly production decreased 3% year-over-year primarily due to natural decline and reduced drilling activity in the respective preceding quarters.

Activity

Vermilion drilled 70 (66.9 net) operated wells and participated in the drilling of seven (0.5 net) non-operated wells in Canada during Q1 2020.

Alberta

–	In Q1 2020, we drilled 15 (15.0 net) operated wells, completed 17 (17.0 net) operated wells, and brought on production 13 (13.0 net) operated wells in Alberta.

Saskatchewan

–	In Q1 2020, we drilled 55 (51.9 net) operated wells and participated in the drilling of seven (0.5 net) non-operated wells, completed 56 (52.9 net) operated wells and five (0.3 net) non-operated wells, and brought 51 (47.8 net) operated wells and four (0.2 net) non-operated wells on production in Saskatchewan.

Sales

•	The realized price for our crude oil and condensate production in Canada is linked to WTI and is subject to market conditions in western Canada as reflected by the Saskatchewan LSB, Canadian Condensate C5+, and Edmonton Sweet index prices. The realized price of our natural gas in Canada is based on the AECO index.
•	Sales decreased in Q1 2020 compared to Q4 2019 and Q1 2019 by 25.1% and 29.6%, respectively, primarily due to lower realized prices as production remained relatively consistent. Quarter-over-quarter, our crude oil and condensate production mix remained stable at approximately 50% of production.

Royalties

•	Q1 2020 royalties as a percentage of sales of 10.8% decreased from 11.7% in Q4 2019 and from 11.5% in Q1 2019. This decrease is primarily due to the effect of lower commodity prices on sliding scale royalties coupled with lower average royalty rates for new wells brought on production.

Transportation

•	Q1 2020 transportation expense on a dollar and per unit basis remained consistent with Q4 2019 and Q1 2019.

Operating

•	Q1 2020 operating expense on a dollar and per unit basis increased compared to Q4 2019 and Q1 2019 primarily due to weather related increases in electricity and well repair costs.

General and administration

•	General and administrative expenses decreased from Q4 2019 to Q1 2020 primarily due to an increase in allocations from our Corporate segment and increased headcount costs in the prior quarter combined with higher recoveries in the current quarter.

Vermilion Energy Inc. ■ Page 18 ■ 2020 First Quarter Report

France Business Unit

Overview
•	Entered France in 1997.
•	Largest oil producer in France, constituting approximately three-quarters of domestic oil production.
•	Low base decline producing assets comprised of large conventional oil fields with high working interests located in the Aquitaine and Paris Basins.
•	Identified inventory of workover, waterflood, and infill drilling opportunities.
Operational and financial review

France business unit ($M except as indicated)	Q1 2020	Q4 2019	Q1 2019	Q1/20 vs. Q4/19	Q1/20 vs. Q1/19
Production
Crude oil (bbls/d)	9,957	10,264	11,342	(3.0)%	(12.2)%
Natural gas (mmcf/d)	—	—	0.77	—%	—%
Total (boe/d)	9,957	10,264	11,470	(3.0)%	(13.2)%
Sales
Crude oil (bbls/d)	10,217	10,454	11,256	(2.3)%	(9.2)%
Natural gas (mmcf/d)	—	—	0.77	—%	—%
Total (boe/d)	10,217	10,454	11,384	(2.3)%	(10.3)%
Inventory (mbbls)
Opening crude oil inventory	209	227	325
Crude oil production	906	944	1,021
Crude oil sales	(930)	(962)	(1,014)
Closing crude oil inventory	185	209	332
Activity
Capital expenditures	11,257	8,745	22,086	28.7%	(49.0)%
Gross wells drilled	—	—	3.00
Net wells drilled	—	—	3.00
Financial results
Sales	56,789	77,781	82,702	(27.0)%	(31.3)%
Royalties	(9,040)	(10,265)	(11,283)	(11.9)%	(19.9)%
Transportation	(3,725)	(3,215)	(3,170)	15.9%	17.5%
Operating	(15,899)	(16,142)	(15,736)	(1.5)%	1.0%
General and administration	(3,448)	(4,821)	(3,655)	(28.5)%	(5.7)%
Current income taxes	—	(4,966)	(7,700)	(100.0)%	(100.0)%
Fund flows from operations	24,677	38,372	41,158	(35.7)%	(40.0)%
Netbacks ($/boe)
Sales	61.08	80.87	80.72	(24.5)%	(24.3)%
Royalties	(9.72)	(10.67)	(11.01)	(8.9)%	(11.7)%
Transportation	(4.01)	(3.34)	(3.09)	20.1%	29.8%
Operating	(17.10)	(16.78)	(15.36)	1.9%	11.3%
General and administration	(3.71)	(5.01)	(3.57)	(25.9)%	3.9%
Current income taxes	—	(5.16)	(7.52)	(100.0)%	(100.0)%
Fund flows from operations netback	26.54	39.91	40.17	(33.5)%	(33.9)%
Reference prices
Dated Brent (US $/bbl)	50.26	63.25	63.20	(20.5)%	(20.5)%
Dated Brent ($/bbl)	67.56	83.49	84.01	(19.1)%	(19.6)%

Vermilion Energy Inc. ■ Page 19 ■ 2020 First Quarter Report

Production

•	Q1 2020 production decreased 3% from the prior quarter primarily due to higher than normal well downtime. The COVID-19 confinement measures put in place by the France government in mid-March restricted our ability to complete well workovers and facility maintenance. In addition, the Total-operated Grandpuits refinery temporarily shut down operations in late March due to low product demand induced by COVID-19. Quarterly production decreased 13% year-over-year due to natural decline.

Activity

•	During Q1 2020, we continued our workover and optimization programs in the Aquitaine and Paris Basins.

Sales

•	Crude oil in France is priced with reference to Dated Brent.
•	Q1 2020 sales decreased versus Q4 2019 primarily due to a decrease in realized prices.
•	Q1 2020 sales decreased versus Q1 2019 due to a decrease in realized prices coupled with natural decline.

Royalties

•	Royalties in France relate to two components: RCDM (levied on units of production and not subject to changes in commodity prices) and R31 (based on a percentage of sales).
•	For the three months ended March 31, 2020, royalties decreased versus the comparable periods due to lower R31 royalties on lower sales combined with lower RCDM royalties on lower production.
•	Royalties as a percentage of sales of 15.9% in Q1 2020 increased compared to 13.2% and 13.6% in Q4 2019 and Q1 2019 respectively. This relative increase was due to RCDM royalties which were not impacted by lower Dated Brent reference pricing.

Transportation

•	Transportation expense increased in Q1 2020 versus the comparable periods due to the timing of maintenance work performed on our transportation infrastructure as well as increased trucking costs related to pipeline downtime.

Operating

•	Operating expense in Q1 2020 remained consistent with Q4 2019 on both a dollar and per unit basis.
•	Operating expense in Q1 2020 remained consistent with Q1 2019 on a dollar basis. On a per unit basis, operating expense increased year-over-year due to the timing of project work.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	In France, current income taxes are applied to taxable income, after eligible deductions, at a statutory rate of 28.9%.
•	Full year effective tax rates are estimated each quarter based on forecasted commodity prices and operational results. The estimated full year effective tax rate is applied on a pro-rata basis to quarterly results. As such, fluctuations between the reporting periods occur due to changes in estimated tax rates.
•	For 2020, there are no expected current income taxes to be reported. This is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.
•	On December 28, 2019, the French Parliament approved the Finance Bill for 2020. The Finance Bill for 2020 provides for a progressive decrease of the French corporate income tax rate for companies with sales below €250 million from 28.9% in 2020 to 25.8% by 2022.

Vermilion Energy Inc. ■ Page 20 ■ 2020 First Quarter Report

Netherlands Business Unit

Overview
•	Entered the Netherlands in 2004.
•	Second largest onshore operator.
•	Interests include 26 onshore licenses (all operated) and 17 offshore licenses (all non-operated).
•	Licenses include more than 930,000 net acres of land, 90% of which is undeveloped.
Operational and financial review

Netherlands business unit ($M except as indicated)	Q1 2020	Q4 2019	Q1 2019	Q1/20 vs. Q4/19	Q1/20 vs. Q1/19
Production and sales
Condensate (bbls/d)	87	90	93	(3.3)%	(6.5)%
Natural gas (mmcf/d)	48.33	47.99	51.51	0.7%	(6.2)%
Total (boe/d)	8,143	8,088	8,677	0.7%	(6.2)%
Activity
Capital expenditures	2,497	9,651	6,349	(74.1)%	(60.7)%
Acquisitions	—	—	908
Gross wells drilled	—	2.00	—
Net wells drilled	—	0.51	—
Financial results
Sales	19,603	25,215	40,586	(22.3)%	(51.7)%
Royalties	(143)	(130)	(614)	10.0%	(76.7)%
Operating	(8,915)	(9,758)	(8,285)	(8.6)%	7.6%
General and administration	(555)	(763)	(892)	(27.3)%	(37.8)%
Current income taxes	—	11,198	(4,200)	(100.0)%	(100.0)%
Fund flows from operations	9,990	25,762	26,595	(61.2)%	(62.4)%
Netbacks ($/boe)
Sales	26.45	33.88	51.97	(21.9)%	(49.1)%
Royalties	(0.19)	(0.17)	(0.79)	11.8%	(75.9)%
Operating	(12.03)	(13.11)	(10.61)	(8.2)%	13.4%
General and administration	(0.75)	(1.03)	(1.14)	(27.2)%	(34.2)%
Current income taxes	—	15.05	(5.38)	(100.0)%	(100.0)%
Fund flows from operations netback	13.48	34.62	34.05	(61.1)%	(60.4)%
Realized prices
Condensate ($/bbl)	64.32	73.51	67.10	(12.5)%	(4.1)%
Natural gas ($/mcf)	4.34	5.57	8.63	(22.1)%	(49.7)%
Total ($/boe)	26.45	33.88	51.97	(21.9)%	(49.1)%
Reference prices
TTF ($/mcf)	4.23	5.36	8.14	(21.1)%	(48.0)%
TTF (€/mcf)	2.85	3.67	5.39	(22.3)%	(47.1)%

Vermilion Energy Inc. ■ Page 21 ■ 2020 First Quarter Report

Production

•	Q1 2020 production increased 1% from the prior quarter due to higher uptime across our asset base, partially offset by natural decline. Quarterly production decreased 6% year-over-year primarily due to natural decline.

Activity

•	During Q1 2020, we flowed the Weststellingwerf well (0.5 net) as we await receipt of the final production permit, while also advancing permitting for future planned wells.

Sales

•	The price of our natural gas in the Netherlands is based on the TTF index.
•	Q1 2020 sales decreased compared to Q4 2019 due to lower realized pricing, partially offset by an increase in production volumes.
•	Q1 2020 sales decreased compared to Q1 2019 due to lower realized pricing combined with lower production volumes due to natural decline.

Royalties

•	In the Netherlands, certain wells are subject to overriding royalties while some wells are subject to royalties that take effect only when specified production levels are exceeded. As such, royalty expense may fluctuate from period to period depending on the amount of production from those wells.
•	Royalties in Q1 2020 remained consistent compared to Q4 2019.
•	Royalties in Q1 2020 represented 0.7% of sales, a decrease from 1.5% in Q1 2019 due to the acquisition of certain royalty rights with an effective date of March 1, 2019 which resulted in lower royalty rates in subsequent periods.

Transportation

•	Our production in the Netherlands is not subject to transportation expense as gas is sold at the plant gate.

Operating

•	Operating expense on a dollar and per unit basis decreased in Q1 2020 compared to Q4 2019 primarily as a result of reduced maintenance activity.
•	Operating expense on a dollar and per unit basis increased in Q1 2020 compared to Q1 2019 primarily as a result of the timing of activity.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	In the Netherlands, current income taxes are applied to taxable income, after eligible deductions and a 10% uplift deduction applied to operating expenses, eligible general and administration expenses, and tax deductions for depletion and asset retirement obligations, at a tax rate of 50%.
•	Full year effective tax rates are estimated each quarter based on forecasted commodity prices and operational results. The estimated full year effective tax rate is applied on a pro-rata basis to quarterly results. As such, fluctuations between the reporting periods occur due to changes in estimated tax rates.
•	For 2020, there are no expected current income taxes to be reported. This is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.
•	On December 17, 2019, the Dutch government approved the 2020 Tax Plan. The Bill provides for reduced corporate tax rates from 25.0% in 2020 to 21.7% by 2021. Due to the tax regime applicable to natural gas producers in the Netherlands, the reduction to the corporate tax rate is not expected to have a material impact on Vermilion taxes in the Netherlands.

Vermilion Energy Inc. ■ Page 22 ■ 2020 First Quarter Report

Germany Business Unit

Overview
•	Entered Germany in 2014 through the acquisition of a non-operated natural gas producing property.
•	Executed a significant exploration license farm-in agreement in 2015 and acquired operated producing properties in 2016.
•	Producing assets consist of seven gas and eight oil-producing fields with extensive infrastructure in place.
•	Significant land position of approximately 1.1 million net acres (97% undeveloped).
Operational and financial review

Germany business unit ($M except as indicated)	Q1 2020	Q4 2019	Q1 2019	Q1/20 vs. Q4/19	Q1/20 vs. Q1/19
Production
Crude oil (bbls/d)	909	800	978	13.6%	(7.1)%
Natural gas (mmcf/d)	14.64	15.44	16.71	(5.2)%	(12.4)%
Total (boe/d)	3,349	3,373	3,763	(0.7)%	(11.0)%
Sales
Crude oil (bbls/d)	875	629	1,052	39.1%	(16.8)%
Natural gas (mmcf/d)	14.64	15.44	16.71	(5.2)%	(12.4)%
Total (boe/d)	3,315	3,202	3,837	3.5%	(13.6)%
Production mix (% of total)
Crude oil	27%	24%	26%
Natural gas	73%	76%	74%
Activity
Capital expenditures	7,789	5,177	3,044	50.5%	155.9%
Acquisitions	19	1,456	416
Financial results
Sales	10,469	11,531	19,368	(9.2)%	(45.9)%
Royalties	(942)	(587)	(2,223)	60.5%	(57.6)%
Transportation	(1,322)	(963)	(1,672)	37.3%	(20.9)%
Operating	(4,915)	(7,405)	(5,920)	(33.6)%	(17.0)%
General and administration	(1,741)	(1,957)	(1,913)	(11.0)%	(9.0)%
Fund flows from operations	1,549	619	7,640	150.2%	(79.7)%
Netbacks ($/boe)
Sales	34.70	39.14	56.09	(11.3)%	(38.1)%
Royalties	(3.12)	(1.99)	(6.44)	56.8%	(51.6)%
Transportation	(4.38)	(3.27)	(4.84)	33.9%	(9.5)%
Operating	(16.29)	(25.14)	(17.14)	(35.2)%	(5.0)%
General and administration	(5.77)	(6.64)	(5.54)	(13.1)%	4.2%
Fund flows from operations netback	5.14	2.10	22.13	144.8%	(76.8)%
Realized prices
Crude oil ($/bbl)	59.72	77.58	78.50	(23.0)%	(23.9)%
Natural gas ($/mcf)	4.29	4.96	7.94	(13.5)%	(46.0)%
Total ($/boe)	34.70	39.14	56.09	(11.3)%	(38.1)%
Reference prices
Dated Brent (US $/bbl)	50.26	63.25	63.20	(20.5)%	(20.5)%
Dated Brent ($/bbl)	67.56	83.49	84.01	(19.1)%	(19.6)%
TTF ($/mcf)	4.23	5.36	8.14	(21.1)%	(48.0)%
TTF (€/mcf)	2.85	3.67	5.39	(22.3)%	(47.1)%

Vermilion Energy Inc. ■ Page 23 ■ 2020 First Quarter Report

Production

•	Q1 2020 production decreased 1% from the prior quarter primarily due to planned downtime to perform various workovers and facility maintenance, which was partially offset by improved uptime at one of our operated oil fields following the completion of pipeline maintenance. Quarterly production decreased 11% year-over-year due to planned and unplanned downtime, along with natural decline on our operated and non-operated oil and natural gas assets.

Activity

•	During Q1 2020, we performed various workovers on our operated assets. As previously reported, we expect production from the Burgmoor Z5 (46% working interest) well, which was tested early in the third quarter of 2019, to begin early next year.

Sales

•	The price of our natural gas in Germany is based on the NCG and GPL indexes, which are both highly correlated to the TTF benchmark. Crude oil in Germany is priced with reference to Dated Brent.
•	Q1 2020 sales decreased compared to Q4 2019 due to lower realized crude oil and natural gas prices, partially offset by an increase in production volumes.
•	Q1 2020 sales decreased compared to Q1 2019 due to lower realized crude oil and natural gas prices combined with lower production volumes due to downtime on our assets.

Royalties

•	Our production in Germany is subject to state and private royalties on sales after certain eligible deductions.
•	Royalties as a percentage of sales increased quarter-over-quarter due to a favourable prior period adjustment recorded in Q4 2019.
•	Royalties as a percentage of sales decreased year-over-year due to an unfavourable prior period adjustment recorded in Q1 2019.

Transportation

•	Transportation expense in Germany relates to costs incurred to deliver natural gas from the processing facility to the customer and deliver crude oil to the refinery.
•	Transportation expense increased quarter-over-quarter due to higher production in the current quarter and favourable prior period adjustments recorded in Q4 2019.
•	Transportation expense decreased year-over-year primarily due to lower production in the current quarter.

Operating

•	Q1 2020 operating expense decreased versus Q4 2019 and Q1 2019 primarily due to the timing of activity on non-operated assets.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	As a result of our tax pools in Germany, we do not expect to incur current income taxes for 2020 in the Germany Business Unit. This is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.

Vermilion Energy Inc. ■ Page 24 ■ 2020 First Quarter Report

Ireland Business Unit

Overview
•	Entered Ireland in 2009 with an investment in the offshore Corrib gas field.
•	The Corrib gas field is located offshore northwest Ireland and comprises of six offshore wells, offshore and onshore sales and transportation pipeline segments, as well as a natural gas processing facility.
•	In Q4 2018, Vermilion assumed operatorship of the Corrib Natural Gas Project (the "Corrib Project") and increased its ownership stake by 1.5% to 20% following the completion of a strategic partnership with Canada Pension Plan Investment Board (“CPPIB”).
Operational and financial review

Ireland business unit ($M except as indicated)	Q1 2020	Q4 2019	Q1 2019	Q1/20 vs. Q4/19	Q1/20 vs. Q1/19
Production and sales
Natural gas (mmcf/d)	41.38	42.30	51.71	(2.2)%	(20.0)%
Total (boe/d)	6,896	7,049	8,619	(2.2)%	(20.0)%
Activity
Capital expenditures	(20)	923	11	N/A	N/A
Acquisitions	—	—	—
Financial results
Sales	17,588	21,824	39,792	(19.4)%	(55.8)%
Transportation	(1,145)	(1,008)	(1,166)	13.6%	(1.8)%
Operating	(4,212)	(2,854)	(3,810)	47.6%	10.6%
General and administration	(390)	(484)	(329)	(19.4)%	18.5%
Fund flows from operations	11,841	17,478	34,487	(32.3)%	(65.7)%
Netbacks ($/boe)
Sales	28.03	33.65	51.30	(16.7)%	(45.4)%
Transportation	(1.82)	(1.55)	(1.50)	17.4%	21.3%
Operating	(6.71)	(4.40)	(4.91)	52.5%	36.7%
General and administration	(0.62)	(0.75)	(0.42)	(17.3)%	47.6%
Fund flows from operations netback	18.88	26.95	44.47	(29.9)%	(57.5)%
Reference prices
NBP ($/mcf)	4.32	5.38	8.33	(19.7)%	(48.1)%
NBP (€/mcf)	2.92	3.68	5.52	(20.7)%	(47.1)%

Vermilion Energy Inc. ■ Page 25 ■ 2020 First Quarter Report

Production

•	Q1 2020 production decreased 2% from the prior quarter primarily due to natural decline, partially offset by higher uptime at the Corrib natural gas processing facility compared to the prior quarter. Quarterly production decreased 20% year-over-year due to natural decline.

Activity

•	Our 2020 capital program is focused on turnarounds and optimization opportunities at the Corrib natural gas processing facility.

Sales

•	The price of our natural gas in Ireland is based on the NBP index.
•	Sales for the three months ended March 31, 2020 decreased versus the comparable periods primarily due to decreases in realized prices and natural decline of production volumes.

Royalties

•	Our production in Ireland is not subject to royalties.

Transportation

•	Transportation expense in Ireland relates to payments under a ship-or-pay agreement.
•	Transportation expense for Q1 2020 remained relatively consistent with versus the comparable periods.

Operating

•	Operating expense increased quarter-over-quarter and year-over-year primarily due to the timing of expenditures.

General and administration

•	Fluctuations in general and administration expense versus all comparable periods is primarily due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	Given the significant level of investment in Corrib and the resulting tax pools, we do not expect to incur current income taxes in the Ireland Business Unit for the foreseeable future.

Vermilion Energy Inc. ■ Page 26 ■ 2020 First Quarter Report

Australia Business Unit

Overview
•	Entered Australia in 2005.
•	Hold a 100% operated working interest in the Wandoo field, located approximately 80 km offshore on the northwest shelf of Australia.
•	Production is operated from two off-shore platforms and originates from 20 producing wells including five dual lateral wells for a total of 25 producing laterals.
•	Wells that utilize horizontal legs (ranging in length from 500 to 3,000 plus metres) are located 600m below the seabed in approximately 55m of water depth.
Operational and financial review

Australia business unit ($M except as indicated)	Q1 2020	Q4 2019	Q1 2019	Q1/20 vs. Q4/19	Q1/20 vs. Q1/19
Production
Crude oil (bbls/d)	4,041	4,548	5,862	(11.1)%	(31.1)%
Sales
Crude oil (bbls/d)	5,911	2,691	7,762	119.7%	(23.8)%
Inventory (mbbls)
Opening crude oil inventory	279	108	189
Crude oil production	368	418	528
Crude oil sales	(538)	(247)	(699)
Closing crude oil inventory	109	279	18
Activity
Capital expenditures	12,002	6,452	18,864	86.0%	(36.4)%
Gross wells drilled	—	—	2.00
Net wells drilled	—	—	2.00
Financial results
Sales	51,995	21,872	63,582	137.7%	(18.2)%
Operating	(17,373)	(8,438)	(21,404)	105.9%	(18.8)%
General and administration	(875)	(1,477)	(1,039)	(40.8)%	(15.8)%
Current income taxes	(9,597)	(1,948)	(14,100)	392.7%	(31.9)%
Fund flows from operations	24,150	10,009	27,039	141.3%	(10.7)%
Netbacks ($/boe)
Sales	96.66	88.35	91.02	9.4%	6.2%
Operating	(32.30)	(34.09)	(30.64)	(5.3)%	5.4%
General and administration	(1.63)	(5.97)	(1.49)	(72.7)%	9.4%
PRRT	(17.21)	(5.87)	(14.89)	193.2%	15.6%
Corporate income taxes	(0.63)	(2.00)	(5.30)	(68.5)%	(88.1)%
Fund flows from operations netback	44.89	40.42	38.70	11.1%	16.0%
Reference prices
Dated Brent (US $/bbl)	50.26	63.25	63.20	(20.5)%	(20.5)%
Dated Brent ($/bbl)	67.56	83.49	84.01	(19.1)%	(19.6)%

Vermilion Energy Inc. ■ Page 27 ■ 2020 First Quarter Report

Production

•	Q1 2020 production decreased 11% quarter-over-quarter primarily due to planned and unplanned downtime relating to the installation of electric submersible pumps ("ESPs") on two of our wells and cyclone activity during the quarter. Quarterly production decreased 31% year-over-year primarily due to the production contribution from the two (2.0 net) well drilling program completed at the end of January 2019.
•	Production volumes are managed to targets while meeting long-term supply requirements of our customers.

Activity

•	During Q1 2020, we successfully installed ESPs on two of our wells. For the remainder of the year, we plan to perform various asset optimization projects and proactive maintenance.

Sales

•	Crude oil in Australia is priced with reference to Dated Brent. During the quarter, we realized a $29.10 premium to average Dated Brent prices as a result of our premium received on Dated Brent coupled with the timing of sales weighted towards the beginning of the quarter.
•	Q1 2020 sales increased compared to Q4 2019 due to higher sales volumes resulting from more liftings in the current quarter, combined with an increase in realized pricing.
•	Year-over-year sales decreased due to lower sales volumes resulting from fewer liftings in the current quarter, partially offset by an increase in realized pricing.

Royalties and transportation

•	Our production in Australia is not subject to royalties or transportation expense as crude oil is sold directly at the Wandoo B platform.

Operating

•	Operating expenses are deferred on the balance sheet until oil is sold at which point the related expenses are recognized into income.
•	Q1 2020 operating expense increased compared to Q4 2019 primarily due to higher sales volumes in the current quarter. Q1 2020 operating expense decreased compared to Q1 2019 primarily due to lower sales volumes in the current quarter. On a per unit basis, Q1 2020 operating expense remained relatively consistent versus all comparable periods.

General and administration

•	Fluctuations in general and administration expense for all comparable periods are primarily due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	In Australia, current income taxes include both Petroleum Resource Rent Tax ("PRRT") and corporate income taxes. PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures. Corporate income taxes are applied at a rate of 30% on taxable income after eligible deductions, which includes PRRT paid.
•	Full year effective tax rates are estimated each quarter based on forecasted commodity prices and operational results. The estimated full year effective tax rate is applied on a pro-rata basis to quarterly results. As such, fluctuations between the reporting periods occur due to changes in estimated tax rates.
•	For 2020, the effective rate on current taxes, inclusive of corporate allocations, is expected to be between 25% to 29% of pre-tax fund flows from operations. This is subject to change in response to production variations, commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.

Vermilion Energy Inc. ■ Page 28 ■ 2020 First Quarter Report

United States Business Unit

Overview
•	Entered the United States in 2014 and acquired additional producing assets in the Hilight field in 2018.
•	Interests include approximately 144,600 net acres of land (69% undeveloped) in the Powder River Basin of northeastern Wyoming.
•	Tight oil development targeting the Turner Sands at depths of approximately 1,500m (East Finn) and 2,600m (Hilight).
Operational and financial review

United States business unit ($M except as indicated)	Q1 2020	Q4 2019	Q1 2019	Q1/20 vs. Q4/19	Q1/20 vs. Q1/19
Production and sales
Crude oil (bbls/d)	2,487	3,161	1,742	(21.3)%	42.8%
NGLs (bbls/d)	1,079	1,156	929	(6.7)%	16.1%
Natural gas (mmcf/d)	6.72	8.20	5.89	(18.0)%	14.1%
Total (boe/d)	4,685	5,683	3,653	(17.6)%	28.3%
Production mix (% of total)
Crude oil	53%	56%	48%
NGLs	23%	20%	25%
Natural gas	24%	24%	27%
Activity
Capital expenditures	45,349	3,132	20,036	1,347.9%	126.3%
Acquisitions	5,858	575	43
Gross wells drilled	9.00	—	3.00
Net wells drilled	8.90	—	3.00
Financial results
Sales	15,828	22,885	14,897	(30.8)%	6.2%
Royalties	(4,016)	(5,316)	(3,933)	(24.5)%	2.1%
Operating	(5,549)	(4,996)	(3,432)	11.1%	61.7%
General and administration	(1,970)	(2,099)	(1,891)	(6.1)%	4.2%
Fund flows from operations	4,293	10,474	5,641	(59.0)%	(23.9)%
Netbacks ($/boe)
Sales	37.12	43.77	45.31	(15.2)%	(18.1)%
Royalties	(9.42)	(10.17)	(11.96)	(7.4)%	(21.2)%
Operating	(13.01)	(9.56)	(10.44)	36.1%	24.6%
General and administration	(4.62)	(4.01)	(5.75)	15.2%	(19.7)%
Fund flows from operations netback	10.07	20.03	17.16	(49.7)%	(41.3)%
Realized prices
Crude oil ($/bbl)	53.92	66.65	68.72	(19.1)%	(21.5)%
NGLs ($/bbl)	21.45	20.69	25.21	3.7%	(14.9)%
Natural gas ($/mcf)	2.49	1.73	3.80	43.9%	(34.5)%
Total ($/boe)	37.12	43.77	45.31	(15.2)%	(18.1)%
Reference prices
WTI (US $/bbl)	46.17	56.96	54.90	(18.9)%	(15.9)%
WTI ($/bbl)	62.06	75.19	72.97	(17.5)%	(15.0)%
Henry Hub (US $/mcf)	1.95	2.50	3.15	(22.0)%	(38.1)%
Henry Hub ($/mcf)	2.62	3.30	4.19	(20.6)%	(37.5)%

Vermilion Energy Inc. ■ Page 29 ■ 2020 First Quarter Report

Production

•	Q1 2020 production decreased 18% from the prior quarter primarily due to natural decline and increased downtime, which was partially offset by production contributions from three (2.9 net) wells brought on production at the end of the quarter. Quarterly production increased 28% year-over-year primarily due to the contributions from our 2019 Hilight drilling program.

Activity

•	During Q1 2020, we drilled nine (8.9 net) wells and completed and brought on production three (2.9) wells. The remaining six (6.0 net) wells were completed in April and are undergoing tie-in activities. This constitutes the completion of our planned drilling activities for 2020 in the United States.

Sales

•	The price of our crude oil in the United States is directly linked to WTI and subject to local market differentials within the United States. The price of our natural gas in the United States is based on the Henry Hub index.
•	Q1 2020 sales decreased compared to Q4 2019 due to lower production volumes combined with a decrease in realized prices.
•	Q1 2020 sales increased compared to Q1 2019 due to higher production volumes from the 2019 drilling program, partially offset by a decrease in realized prices.

Royalties

•	Our production in the United States is subject to federal and private royalties, severance tax, and ad valorem tax. In Hilight, approximately 65% of the current production is subject to Fee royalties, 30% to Federal royalties and the remainder to State royalties. In East Finn, approximately 70% of the current production is subject to Federal royalties with the remainder split between State and Fee royalties.
•	For the three months ended March 31, 2020, royalties as a percentage of sales remained relatively consistent versus comparable periods.

Operating

•	The increase in operating expense in Q1 2020 versus Q4 2019 and Q1 2019 was due to increased maintenance activity in the current quarter.

General and administration

•	Fluctuations in general and administration expense for all comparable periods are primarily due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	As a result of our tax pools in the United States, we do not expect to incur current income taxes in the United States Business Unit for the foreseeable future.

Vermilion Energy Inc. ■ Page 30 ■ 2020 First Quarter Report

Corporate

Overview
•	Our Corporate segment includes costs related to our global hedging program, financing expenses, and general and administration expenses that are primarily incurred in Canada and are not directly related to the operations of our business units. Gains or losses relating to Vermilion's global hedging program are allocated to Vermilion's business units for statutory reporting and income tax purposes.
•	Results of our activities in Central and Eastern Europe are also included in the Corporate segment.
Operational and financial review

Corporate ($M)	Q1 2020	Q4 2019	Q1 2019
Production and sales
Natural gas (mmcf/d)	3.27	1.66	—
Total (boe/d)	546	276	—
Activity
Capital expenditures	2,253	(98)	3,608
Acquisitions	21	2,131	—
Financial results
Sales	1,079	797	—
Royalties	(299)	(254)	—
Sales of purchased commodities	56,108	74,951	29,539
Purchased commodities	(56,108)	(74,951)	(29,539)
Operating	(90)	(59)	(231)
General and administration (expense) recovery	(1,495)	2,456	(620)
Current income taxes	(233)	98	(150)
Interest expense	(19,982)	(19,169)	(20,979)
Realized gain on derivatives	49,419	22,712	10,348
Realized foreign exchange gain (loss)	8,523	2,013	(2,050)
Realized other (expense) income	(3,309)	253	6,884
Fund flows from operations	33,613	8,847	(6,798)

Vermilion Energy Inc. ■ Page 31 ■ 2020 First Quarter Report

Production

•	Q1 2020 production averaged 546 boe/d as we benefited from a full quarter contribution from the two (1.3 net) Hungarian wells we tied-in midway through the fourth quarter of 2019.

Activity

•	During Q1 2020, we received final ratification of the previously announced Kadarkút exploration license in western Hungary. We also received final approvals of the previously announced SA-07 license in Croatia, which is contiguous with our existing land position in the country.

Sales, royalties, and operating expense

•	Sales, royalties, and operating expense in the corporate segment relate to natural gas production in Hungary.
•	Sales of natural gas in Hungary are priced with reference to the TTF index less adjustments for processing. During the quarter we realized a price of $3.62/mcf versus the $4.23/mcf benchmark price.
•	The calculation for royalties on natural gas in Hungary incorporates the Dated Brent benchmark prices and as a result the quarterly realized royalty percentage will fluctuate depending on the relative pricing for TTF as compared to Dated Brent. From Q4 2019 to Q1 2020, TTF and Dated Brent benchmark prices both decreased by similar rates, as such royalties remained relatively consistent for this same period.
•	Operating expense relates to contract operating costs, which equated to $1.82/boe during Q1 2020.

Purchased commodities

•	Purchased commodities and the associated sales relate to amounts purchased from third parties, primarily to manage positions on pipelines in North America. There is no net impact on fund flows from operations.

General and administration

•	Fluctuations in general and administration expense for the three months ended March 31, 2020 versus all comparable periods were due to allocations to the various business unit segments.

Current income taxes

•	Taxes in our corporate segment relate to holding companies that pay current taxes in foreign jurisdictions.

Interest expense

•	Interest expense in Q1 2020 remained relatively consistent compared to Q4 2019.
•	Interest expense decreased in Q1 2020 compared to Q1 2019 due the impact of the USD-to-EUR cross-currency interest rate swaps entered into in Q2 2019.

Realized gain or loss on derivatives

•	The realized gain on derivatives for the three months ended March 31, 2020 is related primarily to receipts for European natural gas and crude oil hedges of $33.5 million and a receipt of US $12.7 million in exchange for resetting the Euro principal amount of the CAD-to-EUR cross currency interest rate swap from €265.0 million to €275.8 million.
•	A listing of derivative positions as at March 31, 2020 is included in “Supplemental Table 2” of this MD&A.

Realized other (expense) income

•	Realized other expense for the three months ended March 31, 2020, relates primarily to amounts uncertain to be received pursuant to a negotiated settlement of a legal matter.

Vermilion Energy Inc. ■ Page 32 ■ 2020 First Quarter Report

Financial Performance Review

($M except per share)	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Petroleum and natural gas sales	328,314	388,802	391,935	428,043	481,083	456,939	508,411	394,498
Net earnings (loss)	(1,318,504)	1,477	(10,229)	2,004	39,547	323,373	(15,099)	(61,364)
Net earnings (loss) per share
Basic	(8.42)	0.01	(0.07)	0.01	0.26	2.12	(0.10)	(0.46)
Diluted	(8.42)	0.01	(0.07)	0.01	0.26	2.10	(0.10)	(0.46)

The following table shows the calculation of fund flows from operations:

	Q1 2020		Q4 2019		Q1 2019
	$M	$/boe	$M	$/boe	$M	$/boe
Petroleum and natural gas sales	328,314	36.35	388,802	44.00	481,083	50.77
Royalties	(31,125)	(3.45)	(40,679)	(4.60)	(43,384)	(4.58)
Petroleum and natural gas revenues	297,189	32.90	348,123	39.40	437,699	46.19
Transportation	(17,330)	(1.92)	(15,570)	(1.76)	(16,700)	(1.76)
Operating	(121,138)	(13.41)	(110,583)	(12.52)	(122,422)	(12.92)
General and administration	(13,317)	(1.47)	(16,569)	(1.88)	(13,058)	(1.38)
PRRT	(9,256)	(1.02)	(1,453)	(0.16)	(10,400)	(1.10)
Corporate income taxes	(574)	(0.06)	5,835	0.66	(15,750)	(1.66)
Interest expense	(19,982)	(2.21)	(19,169)	(2.17)	(20,979)	(2.21)
Realized gain (loss) on derivative instruments	49,419	5.47	22,712	2.57	10,348	1.09
Realized foreign exchange gain (loss)	8,523	0.94	2,013	0.23	(2,050)	(0.22)
Realized other (expense) income	(3,309)	(0.37)	253	0.03	6,884	0.73
Fund flows from operations	170,225	18.85	215,592	24.40	253,572	26.76

Fluctuations in fund flows from operations may occur as a result of changes in production levels, commodity prices, and costs to produce petroleum and natural gas. In addition, fund flows from operations may be affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized.

The following table shows a reconciliation from fund flows from operations to net (loss) earnings:

($M)	Q1 2020	Q4 2019	Q1 2019
Fund flows from operations	170,225	215,592	253,572
Equity based compensation	(12,997)	(11,233)	(22,843)
Unrealized gain (loss) on derivative instruments	9,316	(30,362)	(14,277)
Unrealized foreign exchange gain (loss)	(9,982)	42,848	23,258
Unrealized other expense	(209)	(204)	(205)
Accretion	(9,738)	(7,833)	(7,986)
Depletion and depreciation	(157,807)	(139,940)	(177,029)
Deferred tax	257,542	(21,335)	(14,943)
Impairment	(1,564,854)	(46,056)	—
Net (loss) earnings	(1,318,504)	1,477	39,547

Fluctuations in net income from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include gains resulting from business combinations or charges resulting from impairment or impairment reversals.

Equity based compensation

Equity based compensation expense relates primarily to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under security-based arrangements, including the Vermilion Incentive Plan ("VIP"), a security-based compensation arrangement ("Five-Year Compensation Arrangement"), and the Deferred Share Unit Plan ("DSU Plan").

Vermilion Energy Inc. ■ Page 33 ■ 2020 First Quarter Report

Equity based compensation expense in Q1 2020 increased compared to Q4 2019 due to a downward revision in performance factor assumptions recorded in Q4 2019 and decreased compared to Q1 2019 primarily due to the settlement of bonuses in Q1 2019 under the employee bonus plan.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arise as a result of changes in forecasts for future prices and rates. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when future commodity price forecasts decline and vice-versa. As derivative instruments are settled, the unrealized gain or loss previously recognized is reversed, and the settlement results in a realized gain or loss on derivative instruments.

For the three months ended March 31, 2020, we recognized a net unrealized gain on derivative instruments of $9.3 million. Of that we recognized an unrealized gain on derivative instruments consisting of $36.4 million on our crude oil commodity derivative instruments, $40.0 million on our European natural gas derivative instruments and $39.0 million from our USD-to-CAD cross currency interest rate swaps. These USD-to-CAD cross currency interest rate swaps are entered into on a monthly basis to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. As such, unrealized gains and losses on our cross currency interest swaps are offset by unrealized losses and gains on foreign exchange relating to the underlying USD borrowings from our revolving credit facility.

The unrealized gain on derivative instruments is offset by an unrealized loss on derivative instruments consisting of $63.8 million on our equity swaps, $21.6 million of ineffectiveness from hedge accounting due to the change in the CAD-to-EUR cross currency interest rate swap principal from

€265.0 million to €275.8 million, and $18.8 million on foreign exchange swaps.

Unrealized foreign exchange gains or losses

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans. Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the Canadian dollar.

In 2020, unrealized foreign exchange gains and losses primarily resulted from:

•	The translation of Euro denominated intercompany loans from Vermilion Energy Inc. to our international subsidiaries. An appreciation in the Euro against the Canadian dollar will result in an unrealized foreign exchange gain (and vice-versa). Under IFRS, the offsetting foreign exchange loss or gain is recorded as a currency translation adjustment within other comprehensive income. As a result, consolidated comprehensive income reflects the offsetting of these translation adjustments while net earnings reflects only the parent company's side of the translation.
•	The translation of USD borrowings on our revolving credit facility. The unrealized foreign exchange gains or losses on these borrowings are offset by unrealized derivative gains or losses on associated USD-to-CAD cross currency interest rate swaps (discussed further below).
•	The translation of our USD denominated senior unsecured notes for the period from December 31, 2018 to June 12, 2019. Effective

June 12, 2019, the USD senior notes were hedged by a USD-to-CAD cross currency interest rate swap.

For the three months ended March 31, 2020, the impact of the Euro strengthening 6.9% against the Canadian dollar resulted in a $18.3 million unrealized gain on our intercompany loans. This was offset with an unrealized loss of $28.7 million on our USD borrowings from our revolving credit facility.

As at March 31, 2020, a $0.01 appreciation of the Euro against the Canadian dollar would result in a $1.2 million increase to net earnings as a result of an unrealized gain on foreign exchange. In contrast, a $0.01 appreciation of the US dollar against the Canadian dollar would result in a $0.6 million increase to net earnings as a result of an unrealized gain on foreign exchange.

Accretion

Accretion expense is recognized to update the present value of the asset retirement obligation balance. Accretion expense in Q1 2020 increased compared to Q4 2019 and Q1 2019 primarily attributable to a weakening Canadian dollar versus the Euro and new obligations recognized.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the cost of capital assets over the useful life of the respective assets. Depletion and depreciation expense per unit of production is determined for each depletion unit (which are groups of assets within a specific production area that have similar economic lives) by dividing the sum of the net book value of capital assets and future development costs by total proved plus probable reserves.

Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes and changes in depletion and depreciation per unit. Fluctuations in depletion and depreciation per unit are the result of changes in reserves, future development costs, and relative production mix.

Depletion and depreciation on a per boe basis for Q1 2020 of $17.47 increased from $15.84 in Q4 2019 primarily due to an increase in proved plus probable reserves recognized in the fourth quarter of 2019. For the three months ended March 31, 2020, depletion and depreciation on a per boe basis of $17.47 decreased from $18.68 in the respective comparable period in 2019 primarily due to the increase in proved plus probable reserves recognized in the fourth quarter of 2019.

Vermilion Energy Inc. ■ Page 34 ■ 2020 First Quarter Report

Deferred tax

Deferred tax assets arise when the tax basis of an asset exceeds its accounting basis (known as a deductible temporary difference). Conversely, deferred tax liabilities arise when the tax basis of an asset is less than its accounting basis (known as a taxable temporary difference). Deferred tax assets are recognized only to the extent that it is probable that there are future taxable profits against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rate that is expected to apply when the asset is realized, or the liability is settled.

As such, fluctuations in deferred tax expenses and recoveries primarily arise as a result of: changes in the accounting basis of an asset or liability without a corresponding tax basis change (e.g. when derivative assets and liabilities are marked-to-market or when accounting depletion differs from tax depletion), changes in available tax losses (e.g. if they are utilized to offset taxable income), changes in estimated future taxable profits resulting in a derecognition or recognition of deferred tax assets, and changes in enacted or substantively enacted tax rates.

For the three months ended March 31, 2020, a deferred tax recovery of $257.5 million was recognized and is primarily related to the impairment losses recognized in Q1 2020, partially offset by derecognition of a portion of non-expiring tax loss pools in Canada ($18.9 million), Ireland ($78.1 million), and Australia ($36.8 million) as there is uncertainty as to Vermilion's ability to fully utilize such losses based on commodity price forecasts as at

March 31, 2020.

Impairment

Impairment losses are recognized when indicators of impairment arise and the carrying amount of a cash generating unit ("CGU") exceeds its recoverable amount, determined as the higher of fair value less costs of disposal or value-in-use. In the first quarter of 2020, indicators of impairment were present due to global commodity price forecasts deteriorating from a decrease in demand and an increase of supply around the world. As a result of the indicators of impairment, the Company performed an impairment test on all CGUs whereby the recoverable amount of each CGU was compared against its carrying amount. The recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $1.2 billion (net of $0.4 billion income tax recovery).

In the fourth quarter of 2019, an indicator of impairment was present in the Ireland CGU due to declining natural gas price forecasts. As a result of the indicator of impairment, the Company performed an impairment test on its Ireland CGU whereby the recoverable amount was compared against its carrying amount. The recoverable amount was determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 9.0%. Based on the results of the impairment test completed, the Company recognized a non-cash impairment charge of $34.6 million (net of $11.5 million income tax recovery).

Vermilion Energy Inc. ■ Page 35 ■ 2020 First Quarter Report

Financial Position Review

Balance sheet strategy

We believe that our balance sheet supports our defined growth initiatives and our focus is on managing and maintaining a conservative balance sheet. To ensure that our balance sheet continues to support our defined growth initiatives, we regularly review whether our forecast of fund flows from operations is sufficient to finance planned capital expenditures, dividends, and abandonment and reclamation expenditures. To the extent that fund flows from operations forecasts are not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall with debt (including borrowing using the unutilized capacity of our existing revolving credit facility), issuances of equity, or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds. To ensure that we maintain a conservative balance sheet, we monitor the ratio of net debt to fund flows from operations.

We remain focused on maintaining and strengthening our balance sheet by aligning our exploration and development capital budget with forecasted fund flows from operations to target a payout ratio (a non-GAAP financial measure) of approximately 100%. We continually monitor for changes in forecasted fund flows from operations as a result of changes to forward commodity prices and as appropriate, we will adjust our dividend policy and exploration and development capital plans.

In the current economic and commodity outlook following the outbreak of COVID-19, there is uncertainty regarding our ability to achieve a 100% payout ratio at a reasonable level of capital expenditures. Therefore, in the first quarter of 2020, we reduced our 2020 capital budget by $80 to $100 million and reduced our March dividend to $0.115. Subsequent to the first quarter of 2020, the board of directors suspended the monthly dividend as a further measure to strengthen the financial position of the Company during this period of weak commodity prices.

As a result of our focus on this payout ratio target, we intend for the ratio of net debt to fund flows from operations to trend towards 1.5 over time.

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
($M)	Mar 31, 2020	Dec 31, 2019
Long-term debt	1,994,044	1,924,665
Current liabilities	506,315	416,210
Current assets	(344,736)	(347,681)
Net debt	2,155,623	1,993,194

Ratio of net debt to four quarter trailing fund flows from operations	2.61	2.20

As at March 31, 2020, net debt increased to $2.2 billion (December 31, 2019 - $2.0 billion) primarily due to the impact of increased accounts payable and accrued liabilities. The ratio of net debt to four quarter trailing fund flows from operations increased to 2.61 (December 31, 2019 - 2.20) due to the increase to net debt combined with lower four quarter trailing fund flows from operations.

Long-term debt

The balances recognized on our balance sheet are as follows:

	As at
($M)	Mar 31, 2020	Dec 31, 2019
Revolving credit facility	1,572,802	1,539,225
Senior unsecured notes	421,242	385,440
Long-term debt	1,994,044	1,924,665

Vermilion Energy Inc. ■ Page 36 ■ 2020 First Quarter Report

Revolving Credit Facility

In Q1 2020, we negotiated an extension to our $2.1 billion revolving credit facility to extend the maturity to May 31, 2024. All other terms within the facility remained the same.

As at March 31, 2020, Vermilion had in place a bank revolving credit facility maturing May 31, 2024 with terms and outstanding positions as follows:

	As at
($M)	Mar 31, 2020	Dec 31, 2019
Total facility amount	2,100,000	2,100,000
Amount drawn	(1,572,802)	(1,539,225)
Letters of credit outstanding	(11,671)	(10,230)
Unutilized capacity	515,527	550,545

As at March 31, 2020, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Mar 31, 2020	Dec 31, 2019
Consolidated total debt to consolidated EBITDA	Less than 4.0	2.19	1.94
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	1.73	1.56
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	12.21	13.46

Our financial covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on our balance sheet.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Total interest expense: Includes all amounts classified as "Interest expense", but excluding interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of March 31, 2020, Vermilion's liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

Senior Unsecured Notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally in right of payment with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the senior unsecured notes prior to maturity as follows:

•	Prior to March 15, 2020, Vermilion may redeem up to 35% of the original principal amount of the senior unsecured notes with the proceeds of certain equity offerings by the Company at a redemption price of 105.625% of the principal amount, plus any accrued and unpaid interest to but excluding the applicable redemption date.
•	Prior to March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at a price equal to 100% of the principal amount of the senior unsecured notes, plus a “make-whole” premium and any accrued and unpaid interest.
•	On or after March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table, plus any accrued and unpaid interest.

Vermilion Energy Inc. ■ Page 37 ■ 2020 First Quarter Report

Year	Redemption price
2020	104.219%
2021	102.813%
2022	101.406%
2023 and thereafter	100.000%

Cross currency interest rate swaps

On June 12, 2019, Vermilion entered into a series of cross currency interest rate swaps with a syndicate of banks. The cross currency interest rate swaps mature March 15, 2025 and include regular cash receipts and payments on March 15 and September 15 of each year. On a net basis, the cross currency interest rate swaps result in Vermilion receiving US dollar interest and principal amounts equal to the interest and principal payments under the US $300.0 million of senior unsecured notes. In exchange, Vermilion will make interest and principal payments equal to €265.0 million at a rate of 3.275%.

The cross currency interest rate swaps were executed as two separate sets of instruments, wherein Vermilion:

•	Receives US dollar interest and principal amounts equal to US $300.0 million of debt at 5.625% interest and pays Canadian dollar interest and principal amounts equal to $398.5 million of debt at 5.40% interest.
•	Receives Canadian dollar interest and principal amounts equal to $398.5 million of debt at 5.40% interest and pays Euro interest and principal amounts equal to €265.0 million at a rate of 3.275%.

In Q1 2020, Vermilion reset the Euro principal amount of the CAD-to-EUR cross currency interest rate swap from €265.0 million to €275.8 million and in exchange received US $12.7 million. All other terms of the instrument remained the same and hedge accounting continues to be applied to this transaction; however, as a result of the transaction the change in the Euro principal amount is recognized as hedge ineffectiveness with changes in value recognized in the consolidated statement of net earnings. As at March 31, 2020, ineffectiveness of $21.6 million was recognized within (gain) loss on derivative instruments in the consolidated statement of net earnings.

Shareholders' capital

In total, dividends declared for the three months ended March 31, 2020 were $90.1 million.

The following table outlines our dividend payment history:

Date	Monthly dividend per unit or share
January 2003 to December 2007	$0.170
January 2008 to December 2012	$0.190
January 2013 to December 2013	$0.200
January 2014 to March 2018	$0.215
April 2018 to February 2020	$0.230
March 2020	$0.115
April 2020 onwards	$0.000

Our policy with respect to dividends is to be conservative and maintain a low ratio of dividends to fund flows from operations. During low commodity price cycles, we will initially maintain dividends and allow the ratio to rise. Should low commodity price cycles remain for an extended period of time, we will evaluate the necessity of changing the level of dividends, taking into consideration capital development requirements, debt levels, and acquisition opportunities.

In the current economic and commodity outlook following the outbreak COVID-19, there was uncertainty regarding our ability to achieve a 100% payout ratio at a reasonable level of capital expenditures. Therefore, in the first quarter of 2020, we reduced our 2020 capital budget by $80 to $100 million and reduced our March dividend to $0.115. Subsequent to the first quarter of 2020, the board of directors suspended the monthly dividend as a further measure to strengthen the financial position of the Company during this period of weak commodity prices. We will evaluate our ability to finance any shortfall with debt, issuances of equity, or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

Vermilion Energy Inc. ■ Page 38 ■ 2020 First Quarter Report

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Number of Shares ('000s)	Amount ($M)
Balance at December 31, 2019	156,290	4,119,031
Shares issued for the Dividend Reinvestment Plan	504	7,645
Equity based compensation	226	2,117
Balance as at March 31, 2020	157,020	4,128,793

As at March 31, 2020, there were approximately 2.3 million equity based compensation awards outstanding. As at April 28, 2020, there were approximately 157.0 million common shares issued and outstanding.

We have a normal course issuer bid ("NCIB") approved by the Toronto Stock Exchange ("TSX") that allows us to purchase up to 7,750,000 common shares (representing approximately 5% of shares outstanding common shares) beginning August 9, 2019 and ending August 8, 2020. Any common shares that are purchased under the NCIB will be canceled upon their purchase. As at March 31, 2020, no shares have been purchased pursuant to the NCIB.

Asset Retirement Obligations

As at March 31, 2020, asset retirement obligations were $207.2 million compared to $618.2 million as at December 31, 2019. The decrease in asset retirement obligations is primarily attributable to an increase in the credit spread from December 31, 2019 to March 31, 2020.

The present value of the obligation is calculated using a credit-adjusted risk-free rate, calculated using a credit spread added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined as the yield to maturity on its senior unsecured notes as at the reporting period.

The risk-free rates and credit spread used as inputs to discount the obligations were as follows:

	Mar 31, 2020	Dec 31, 2019	Change
Canada	1.3%	1.7%	(0.4)%
France	0.7%	0.9%	(0.2)%
Netherlands	(0.3)%	(0.1)%	(0.2)%
Germany	—%	0.3%	(0.3)%
Ireland	0.5%	0.6%	(0.1)%
Australia	1.2%	1.6%	(0.4)%
United States	1.3%	2.4%	(1.1)%

Credit spread	14.7%	5.3%	9.4%

Vermilion Energy Inc. ■ Page 39 ■ 2020 First Quarter Report

Risks and Uncertainties

Vermilion is exposed to various market and operational risks. For a discussion of these risks, please see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2019 available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

COVID-19

The emergence of COVID-19 has resulted in emergency actions by governments worldwide which has had an effect in all of our operating jurisdictions. The actions taken by these governments have typically included, but is not limited to travel bans, mandatory and self-imposed quarantines and isolations, social distancing, and the closing of non-essential businesses which has had significant negative effects on economies, including a substantial decline in crude oil and natural gas demand.

The full extent of the risks surrounding the severity and timing of the COVID-19 pandemic is continually evolving and is not fully known at this time; therefore, there is significant risk and uncertainty which may have a material and adverse effect on our operations. The following risks disclosed in our Annual Information Form for the year ended December 31, 2019 may be exacerbated as a result of the COVID-19 pandemic: market risks related to the volatility of oil and gas prices, volatility of foreign exchange rates, volatility of the market price of common shares, and hedging arrangements; operational risks related to increasing operating costs or declines in production levels, operator performance and payment delays, and government regulations; financing risks related to declaration and payment of dividends, ability to obtain additional financing, ability to service debt, and variations in interest rates and foreign exchanges rates; and other risks related to cyber-security as our workforce moves to remote connections, accounting adjustments, effectiveness of internal controls, and reliance on key personnel, management, and labour.

Off Balance Sheet Arrangements

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires us to make estimates. Critical accounting estimates are those accounting estimates that require us to make assumptions about matters that are highly uncertain at the time the estimate is made and a different estimate could have been made in the current period or the estimate could change period-to-period.

The carrying amount of asset retirement obligations

The carrying amount of asset retirement obligations ($207.2 million as at March 31, 2020) is the present value of estimated future costs, discounted from the estimated abandonment date using a credit-adjusted risk-free rate. Estimated future costs are based on our assessment of regulatory requirements and the present condition of our assets. The estimated abandonment date is based on the reserve life of the associated assets. The credit-adjusted risk-free rate is based on prevailing interest rates for the appropriate term, risk-free government bonds adjusted for our estimated credit spread (determined by reference to the trading prices for debt issued by similarly rated independent oil and gas producers, including our own senior unsecured notes). Changes in these estimates would result in a change in the carrying amount of asset retirement obligations and capital assets and, to a significantly lesser degree, future accretion and depletion expense.

The estimated credit-adjusted risk-free rate may change from period to period in response to market conditions in Canada and the international jurisdictions that we operate in. A 0.5% increase or decrease in the credit-adjusted risk-free rate would decrease or increase asset retirement obligations by approximately $9.8 million.

The recognition of deferred tax assets

In Ireland, we have $1.0 billion of non-expiring tax loss pools where $241.3 million of deferred tax assets has not been recognized as there is uncertainty on our ability to fully use these losses based on estimated future taxable profits. Estimated future taxable profits are calculated using proved and probable reserves and forecast pricing for European natural gas.

In Canada, we have $75.7 million of tax pools where $18.9 million of deferred tax assets has not been recognized as there is uncertainty on our ability to fully use these losses based on estimated future taxable profits. Estimated future taxable profits are calculated using proved and probable reserves and forecast pricing applicable to our Canadian operations.

As a result, the carrying value of deferred tax assets may change from period-to-period due to changes in forecast pricing. A 5% increase or decrease in proved and probable reserves in our Ireland segment would increase or decrease deferred tax assets (with a corresponding deferred tax recovery or expense) by approximately $16.5 million. A 5% increase or decrease in proved and probable reserves in our Canada segment would increase or decrease deferred tax assets (with a corresponding deferred tax recovery or expense) by approximately $77.0 million.

Vermilion Energy Inc. ■ Page 40 ■ 2020 First Quarter Report

The estimated recoverable amount of cash generating units

Each reporting period, we assess our cash generating units for indicators of impairment or impairment reversal. If an indicator of impairment or impairment reversal is identified, we estimate the recoverable amount of the cash generating unit. In the first quarter of 2020, indicators of impairment were present due to global commodity price forecasts deteriorating from a decrease in demand and an increase of supply around the world. As a result of the indicators of impairment, the Company performed an impairment test on all CGUs whereby the recoverable amount of each CGU was compared against its carrying amount. The recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $1.2 billion (net of $0.4 billion income tax recovery).

Changes in any of the key judgments, such as a revision in reserves, changes in forecast commodity prices, foreign exchange rates, capital or operating costs would impact the estimated recoverable amount. As at March 31, 2020, a 1% increase in the assumed after-tax discount rate would reduce the estimated recoverable amount by $147.5 million (resulting in a $1.7 billion impairment) while a 5% decrease in revenues (due to a decrease in commodity price forecasts or reserve estimates) would reduce the estimated recoverable amount by $310.4 million (resulting in a $1.9 billion impairment).

Internal Control Over Financial Reporting

Other than Vermilion's response to COVID-19, there has been no change in Vermilion’s internal control over financial reporting ("ICFR") during the period covered by this MD&A that materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Due to the COVID-19 pandemic, Vermilion has implemented social distancing measures which require deemed non-critical employees to work remotely and has encouraged critical staff to do the same. These measures may have an effect on the design and performance of internal controls throughout the Company and will be continually monitored to mitigate any risks associated with changes in its control environment.

Recently Adopted Accounting Pronouncements

Vermilion did not adopt any new accounting pronouncements as at March 31, 2020.

Disclosure Controls and Procedures

Our officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with our filings.

As of March 31, 2020, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded and certified that our disclosure controls and procedures are effective.

Vermilion Energy Inc. ■ Page 41 ■ 2020 First Quarter Report

Supplemental Table 1: Netbacks

The following table includes financial statement information on a per unit basis by business unit. Liquids includes crude oil, condensate, and NGLs. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Q1 2020			Q1 2019
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe
Canada
Sales	41.24	1.90	28.60	57.36	2.47	39.87
Royalties	(5.12)	(0.05)	(3.08)	(7.24)	(0.13)	(4.59)
Transportation	(2.64)	(0.21)	(2.06)	(2.52)	(0.18)	(1.94)
Operating	(14.58)	(1.35)	(11.85)	(13.30)	(1.49)	(11.52)
Operating netback	18.90	0.29	11.61	34.30	0.67	21.82
General and administration			(0.52)			(0.49)
Fund flows from operations netback			11.09			21.33
France
Sales	61.08	—	61.08	81.52	1.76	80.72
Royalties	(9.72)	—	(9.72)	(11.14)	(0.01)	(11.01)
Transportation	(4.01)	—	(4.01)	(3.13)	—	(3.09)
Operating	(17.10)	—	(17.10)	(15.53)	—	(15.36)
Operating netback	30.25	—	30.25	51.72	1.75	51.26
General and administration			(3.71)			(3.57)
Current income taxes			—			(7.52)
Fund flows from operations netback			26.54			40.17
Netherlands
Sales	64.32	4.34	26.45	67.10	8.63	51.97
Royalties	—	(0.03)	(0.19)	—	(0.13)	(0.79)
Operating	—	(2.03)	(12.03)	—	(1.79)	(10.61)
Operating netback	64.32	2.28	14.23	67.10	6.71	40.57
General and administration			(0.75)			(1.14)
Current income taxes			—			(5.38)
Fund flows from operations netback			13.48			34.05
Germany
Sales	59.72	4.29	34.70	78.50	7.94	56.09
Royalties	(2.80)	(0.54)	(3.12)	(5.83)	(1.11)	(6.44)
Transportation	(11.93)	(0.28)	(4.38)	(10.86)	(0.43)	(4.84)
Operating	(22.84)	(2.32)	(16.29)	(27.52)	(2.20)	(17.14)
Operating netback	22.15	1.15	10.91	34.29	4.20	27.67
General and administration			(5.77)			(5.54)
Fund flows from operations netback			5.14			22.13
Ireland
Sales	—	4.66	28.03	—	8.55	51.30
Transportation	—	(0.30)	(1.82)	—	(0.25)	(1.50)
Operating	—	(1.12)	(6.71)	—	(0.82)	(4.91)
Operating netback	—	3.24	19.50	—	7.48	44.89
General and administration			(0.62)			(0.42)
Fund flows from operations netback			18.88			44.47

Vermilion Energy Inc. ■ Page 42 ■ 2020 First Quarter Report

	Q1 2020			Q1 2019
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe
Australia
Sales	96.66	—	96.66	91.02	—	91.02
Operating	(32.30)	—	(32.30)	(30.64)	—	(30.64)
PRRT (1)	(17.21)	—	(17.21)	(14.89)	—	(14.89)
Operating netback	47.15	—	47.15	45.49	—	45.49
General and administration			(1.63)			(1.49)
Current income taxes			(0.63)			(5.30)
Fund flows from operations netback			44.89			38.70
United States
Sales	44.09	2.49	37.12	53.58	3.80	45.31
Royalties	(11.12)	(0.67)	(9.42)	(13.95)	(1.09)	(11.96)
Operating	(13.17)	(2.09)	(13.01)	(10.85)	(1.55)	(10.44)
Operating netback	19.80	(0.27)	14.69	28.78	1.16	22.91
General and administration			(4.62)			(5.75)
Fund flows from operations netback			10.07			17.16

Total Company
Sales	51.40	2.94	36.35	66.62	5.10	50.77
Realized hedging gain (loss)	7.77	0.44	5.47	1.69	0.06	1.09
Royalties	(5.77)	(0.09)	(3.45)	(7.30)	(0.19)	(4.58)
Transportation	(2.58)	(0.18)	(1.92)	(2.33)	(0.17)	(1.76)
Operating	(16.97)	(1.50)	(13.41)	(16.13)	(1.47)	(12.92)
PRRT (1)	(1.85)	—	(1.02)	(1.96)	—	(1.10)
Operating netback	32.00	1.61	22.02	40.59	3.33	31.50
General and administration			(1.47)			(1.38)
Interest expense			(2.21)			(2.21)
Realized foreign exchange loss			0.94			(0.22)
Other income			(0.37)			0.73
Corporate income taxes			(0.06)			(1.66)
Fund flows from operations netback			18.85			26.76

(1)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

Vermilion Energy Inc. ■ Page 43 ■ 2020 First Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts with foreign currency amounts translated to the disclosure currency using forward rates as at the month-end date. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at March 31, 2020:

	Unit	Currency	Bought Put Volume	Weighted Average Bought Put Price	Sold Call Volume	Weighted Average Sold Call Price	Sold Put Volume	Weighted Average Sold Put Price	Sold Swap Volume	Weighted Average Sold Swap Price	Bought Swap Volume	Weighted Average Bought Swap Price
Dated Brent
Q1 2020	bbl	USD	3,000	62.25	3,000	67.39	3,000	55.58	—	—	—	—
Q2 2020	bbl	USD	5,000	50.18	5,000	54.94	5,000	42.95	—	—	—	—
Q3 2020	bbl	USD	1,000	28.00	1,000	32.50	1,000	18.00	—	—	—	—
Q4 2020	bbl	USD	1,000	28.00	1,000	32.50	1,000	18.00	—	—	—	—
Q1 2021	bbl	USD	1,000	28.00	1,000	32.50	1,000	18.00	—	—	—	—
Q2 2021	bbl	USD	1,000	28.00	1,000	32.50	1,000	18.00	—	—	—	—
Q3 2021	bbl	USD	1,000	28.00	1,000	32.50	1,000	18.00	—	—	—	—
Q4 2021	bbl	USD	1,000	28.00	1,000	32.50	1,000	18.00	—	—	—	—
Q1 2022	bbl	USD	1,000	28.00	1,000	32.50	1,000	18.00	—	—	—	—
Q2 2022	bbl	USD	1,000	28.00	1,000	32.50	1,000	18.00	—	—	—	—
WTI
Q1 2020	bbl	USD	9,250	54.24	6,000	60.82	9,250	46.41	—	—	—	—
Q2 2020	bbl	USD	18,250	43.13	15,000	46.86	18,250	36.52	—	—	—	—
Q3 2020	bbl	USD	4,500	44.44	4,500	49.47	4,500	37.78	—	—	—	—
Q4 2020	bbl	USD	2,500	58.20	2,500	61.85	2,500	52.00	—	—	—	—
1-month WTI Calendar Spread
Q2 2020	bbl	USD	7,500	(1.30)	—	—	—	—	—	—	—	—
Q3 2020	bbl	USD	7,500	(1.30)	—	—	—	—	—	—	—	—
AECO
Q2 2020	mcf	CAD	—	—	—	—	—	—	19,904	1.60	—	—
Q3 2020	mcf	CAD	—	—	—	—	—	—	19,904	1.60	—	—
Q4 2020	mcf	CAD	—	—	—	—	—	—	6,707	1.60	—	—
AECO Basis (AECO less NYMEX Henry Hub)
Q1 2020	mcf	USD	—	—	—	—	—	—	2,500	(0.93)	—	—
Q2 2020	mcf	USD	—	—	—	—	—	—	52,500	(1.12)	—	—
Q3 2020	mcf	USD	—	—	—	—	—	—	50,000	(1.12)	—	—
Q4 2020	mcf	USD	—	—	—	—	—	—	36,739	(1.11)	—	—
Q1 2021	mcf	USD	—	—	—	—	—	—	30,000	(1.11)	—	—
Q2 2021	mcf	USD	—	—	—	—	—	—	45,000	(1.08)	—	—
Q3 2021	mcf	USD	—	—	—	—	—	—	45,000	(1.08)	—	—
Q4 2021	mcf	USD	—	—	—	—	—	—	35,054	(1.09)	—	—
Q1 2022	mcf	USD	—	—	—	—	—	—	30,000	(1.10)	—	—
Q2 2022	mcf	USD	—	—	—	—	—	—	35,000	(1.09)	—	—
Q3 2022	mcf	USD	—	—	—	—	—	—	35,000	(1.09)	—	—
Q4 2022	mcf	USD	—	—	—	—	—	—	11,793	(1.09)	—	—
NYMEX Henry Hub
Q1 2020	mcf	USD	27,253	1.60	—	—	—	—	—	—	—	—
Q2 2020	mcf	USD	125,000	1.73	20,000	2.15	14,835	1.87	10,000	2.01	—	—
Q3 2020	mcf	USD	125,000	1.73	20,000	2.15	—	—	10,000	2.01	—	—
Q4 2020	mcf	USD	42,120	1.73	6,739	2.15	—	—	3,370	2.01	—	—

Vermilion Energy Inc. ■ Page 44 ■ 2020 First Quarter Report

	Unit	Currency	Bought Put Volume	Weighted Average Bought Put Price	Sold Call Volume	Weighted Average Sold Call Price	Sold Put Volume	Weighted Average Sold Put Price	Sold Swap Volume	Weighted Average Sold Swap Price	Bought Swap Volume	Weighted Average Bought Swap Price
NBP
Q1 2020	mcf	EUR	41,765	5.21	41,765	5.76	41,765	3.95	—	—	—	—
Q2 2020	mcf	EUR	41,765	5.21	41,765	5.58	41,765	3.83	—	—	—	—
Q3 2020	mcf	EUR	41,765	5.21	41,765	5.57	41,765	3.83	—	—	—	—
Q4 2020	mcf	EUR	61,419	5.28	63,875	5.84	61,419	3.90	—	—	—	—
Q1 2021	mcf	EUR	58,962	5.37	61,419	5.93	58,962	3.88	—	—	—	—
Q2 2021	mcf	EUR	49,135	5.37	49,135	5.92	49,135	3.87	—	—	—	—
Q3 2021	mcf	EUR	49,135	5.37	49,135	5.91	49,135	3.87	—	—	—	—
Q4 2021	mcf	EUR	58,962	5.37	58,962	5.85	58,962	3.88	—	—	—	—
Q1 2022	mcf	EUR	29,481	5.21	29,481	6.05	29,481	3.65	4,913	5.86	—	—
Q2 2022	mcf	EUR	22,111	5.09	22,111	5.82	22,111	3.50	4,913	5.86	—	—
Q3 2022	mcf	EUR	9,827	4.80	9,827	5.43	9,827	3.37	4,913	5.86	—	—
Q4 2022	mcf	EUR	9,827	4.80	9,827	5.42	9,827	3.37	4,913	5.86	—	—
Q1 2023	mcf	EUR	7,370	4.74	7,370	5.25	7,370	3.32	—	—	—	—
NBP Basis (NBP less NYMEX Henry Hub)
Q1 2020	mcf	USD	15,000	2.61	15,000	3.98	—	—	—	—	—	—
Q2 2020	mcf	USD	15,000	2.61	15,000	3.98	—	—	—	—	15,000	2.02
Q3 2020	mcf	USD	15,000	2.61	15,000	3.98	—	—	—	—	15,000	2.02
Q4 2020	mcf	USD	10,000	3.24	10,000	3.98	—	—	—	—	—	—
TTF
Q1 2020	mcf	EUR	7,370	5.37	7,370	6.25	7,370	3.81	—	—	—	—
Q2 2020	mcf	EUR	13,512	5.36	9,827	6.15	13,512	3.73	4,913	5.54	—	—
Q3 2020	mcf	EUR	13,512	5.36	9,827	6.15	13,512	3.73	3,258	5.45	—	—
Q4 2020	mcf	EUR	7,370	5.37	7,370	6.25	7,370	3.81	—	—	—	—
Q2 2021	mcf	EUR	2,457	4.25	2,457	4.32	2,457	2.93	—	—	—	—
Q3 2021	mcf	EUR	2,457	4.25	2,457	4.31	2,457	2.93	—	—	—	—
Q1 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q2 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q3 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q4 2022	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
Q1 2023	mcf	EUR	2,457	4.84	2,457	5.64	2,457	3.52	—	—	—	—
TTF Basis (TTF less NYMEX Henry Hub)
Q2 2020	mcf	USD	2,500	3.50	2,500	4.00	—	—	5,000	3.21	7,500	2.02
Q3 2020	mcf	USD	2,500	3.50	2,500	4.00	—	—	5,000	3.21	7,500	2.02

Cross Currency Interest Rate		Receive Notional Amount		Receive Rate	Pay Notional Amount		Pay Rate
Swap	Jan 2020 - Mar 2025	300,000,000	USD	5.625%	275,757,832	EUR	3.275%
Swap	April 2020	55,000,000	USD	LIBOR + 1.70%	77,275,000	CAD	CDOR + 1.15%

Foreign Currency Swaps							Average Rate
Swap	April 2020	1,109,685,189	USD		1,579,900,000	CAD	1.4237

VET Equity Swaps					Initial Share Price		Share Volume
Swap	Jan 2020 - Sep 2021				20.9788	CAD	2,250,000
Swap	Jan 2020 - Oct 2021				22.4587	CAD	1,500,000

Vermilion Energy Inc. ■ Page 45 ■ 2020 First Quarter Report

The following sold option instruments allow the counterparties, at the specified date, to enter into a derivative instrument contract with Vermilion at the detailed terms:

Period if Option Exercised	Unit	Currency	Option Expiration Date	Bought Put Volume	Weighted Average Bought Put Price	Sold Call Volume	Weighted Average Sold Call Price	Sold Put Volume	Weighted Average Sold Put Price	Swap Volume	Weighted Average Swap Price
Dated Brent
May 2020 - Apr 2021	bbl	USD	30-Apr-20	—	—	—	—	—	—	4,000	62.63
May 2020 - Apr 2022	bbl	USD	30-Apr-20	—	—	—	—	—	—	1,000	48.00
Jun 2020 - May 2021	bbl	USD	29-May-20	—	—	—	—	—	—	500	60.00
Jun 2020 - May 2021	bbl	USD	29-May-20	500	60.00	500	63.00	500	55.00	—	—
Jun 2020 - May 2022	bbl	USD	29-May-20	—	—	—	—	—	—	2,250	61.67
Jul 2020 - Jun 2022	bbl	USD	30-Jun-20	—	—	—	—	—	—	1,000	60.00
NBP
Jan 2021 - Sep 2022	mcf	USD	30-Jun-20	—	—	—	—	—	—	2,457	6.45
Jan 2022 - Dec 2022	mcf	USD	30-Jun-20	—	—	—	—	—	—	9,827	6.45
Jan 2022 - Mar 2023	mcf	EUR	30-Jun-20	—	—	—	—	—	—	6,824	5.86
Oct 2020 - Jun 2022	mcf	EUR	30-Sep-20	—	—	—	—	—	—	2,457	6.15
WTI
May 2020 - Apr 2022	bbl	USD	30-Apr-20							5,250	46.05

Vermilion Energy Inc. ■ Page 46 ■ 2020 First Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

By classification ($M)	Q1 2020	Q4 2019	Q1 2019
Drilling and development	227,433	97,114	197,291
Exploration and evaluation	6,271	3,511	4,762
Capital expenditures	233,704	100,625	202,053

Acquisitions	11,337	9,165	16,027
Acquisitions	11,337	9,165	16,027

By category ($M)	Q1 2020	Q4 2019	Q1 2019
Drilling, completion, new well equip and tie-in, workovers and recompletions	208,164	72,515	174,558
Production equipment and facilities	17,627	29,221	17,445
Seismic, studies, land and other	7,913	(1,111)	10,050
Capital expenditures	233,704	100,625	202,053
Acquisitions	11,337	9,165	16,027
Total capital expenditures and acquisitions	245,041	109,790	218,080

Capital expenditures by country ($M)	Q1 2020	Q4 2019	Q1 2019
Canada	152,577	66,643	128,055
France	11,257	8,745	22,086
Netherlands	2,497	9,651	6,349
Germany	7,789	5,177	3,044
Ireland	(20)	923	11
Australia	12,002	6,452	18,864
United States	45,349	3,132	20,036
Corporate	2,253	(98)	3,608
Total capital expenditures	233,704	100,625	202,053

Acquisitions by country ($M)	Q1 2020	Q4 2019	Q1 2019
Canada	5,439	5,003	14,660
Netherlands	—	—	908
Germany	19	1,456	416
United States	5,858	575	43
Corporate	21	2,131	—
Total acquisitions	11,337	9,165	16,027

In 2020, included in cash expenditures on acquisitions of $11.3 million is: $0.9 million net received to vendors in relation to the purchase of assets from other oil and gas producers; $0.4 million in asset improvements incurred subsequent to acquisitions for compliance with safety, environmental, and Vermilion's operating standards; $6.6 million paid to acquire land; and $5.2 million relating to the carry component of farm-in arrangements.

Vermilion Energy Inc. ■ Page 47 ■ 2020 First Quarter Report

Supplemental Table 4: Production

	Q1/20	Q4/19	Q3/19	Q2/19	Q1/19	Q4/18	Q3/18	Q2/18	Q1/18	Q4/17	Q3/17	Q2/17
Canada
Crude oil & condensate (bbls/d)	27,401	27,399	27,682	28,844	29,164	29,557	28,477	17,009	9,272	9,703	9,288	9,205
NGLs (bbls/d)	6,943	7,005	6,632	7,352	6,968	6,816	6,126	5,589	5,106	5,235	4,891	3,745
Natural gas (mmcf/d)	151.16	145.14	145.14	151.87	151.37	146.65	136.77	127.32	106.21	107.91	103.92	93.68
Total (boe/d)	59,537	58,593	58,504	61,507	61,360	60,814	57,397	43,817	32,078	32,923	31,499	28,563
% of consolidated	63%	61%	60%	60%	59%	60%	59%	55%	46%	45%	46%	43%
France
Crude oil (bbls/d)	9,957	10,264	10,347	9,800	11,342	11,317	11,407	11,683	11,037	11,215	10,918	11,368
Natural gas (mmcf/d)	—	—	—	—	0.77	0.82	—	—	—	—	—	—
Total (boe/d)	9,957	10,264	10,347	9,800	11,470	11,454	11,407	11,683	11,037	11,215	10,918	11,368
% of consolidated	10%	10%	11%	10%	11%	11%	12%	14%	16%	15%	16%	17%
Netherlands
Condensate (bbls/d)	87	90	82	100	93	112	84	87	77	105	74	104
Natural gas (mmcf/d)	48.33	47.99	44.08	52.90	51.51	51.82	44.37	43.49	44.79	55.66	34.90	31.58
Total (boe/d)	8,143	8,088	7,429	8,917	8,677	8,749	7,479	7,335	7,541	9,381	5,890	5,368
% of consolidated	8%	8%	8%	9%	8%	9%	8%	9%	11%	13%	9%	8%
Germany
Crude oil (bbls/d)	909	800	845	1,047	978	913	1,019	1,008	1,078	1,148	1,054	1,047
Natural gas (mmcf/d)	14.64	15.44	14.54	14.56	16.71	16.94	14.88	14.63	16.19	18.19	20.12	19.86
Total (boe/d)	3,349	3,373	3,269	3,474	3,763	3,736	3,498	3,447	3,777	4,180	4,407	4,357
% of consolidated	3%	3%	3%	3%	4%	4%	4%	4%	5%	6%	7%	6%
Ireland
Natural gas (mmcf/d)	41.38	42.30	43.21	49.21	51.71	52.03	51.38	56.56	60.87	56.23	49.04	63.81
Total (boe/d)	6,896	7,049	7,202	8,201	8,619	8,672	8,563	9,426	10,144	9,372	8,173	10,634
% of consolidated	7%	7%	7%	8%	8%	9%	9%	12%	14%	13%	12%	16%
Australia
Crude oil (bbls/d)	4,041	4,548	5,564	6,689	5,862	4,174	4,704	4,132	4,971	4,993	5,473	6,054
% of consolidated	4%	5%	6%	6%	6%	4%	5%	5%	7%	7%	8%	9%
United States
Crude oil (bbls/d)	2,487	3,161	2,722	2,483	1,742	1,605	1,461	655	574	667	880	747
NGLs (bbls/d)	1,079	1,156	1,140	754	929	998	714	62	20	43	56	76
Natural gas (mmcf/d)	6.72	8.20	6.38	7.06	5.89	5.65	4.82	0.40	0.15	0.29	0.64	0.44
Total (boe/d)	4,685	5,683	4,925	4,414	3,653	3,545	2,979	784	618	758	1,043	896
% of consolidated	5%	6%	5%	4%	4%	3%	3%	1%	1%	1%	2%	1%
Corporate
Natural gas (mmcf/d)	3.27	1.66	—	—	—	2.86	1.17	—	—	—	—	—
Total (boe/d)	546	276	—	—	—	477	195	—	—	—	—	—
% of consolidated	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated
Liquids (bbls/d)	52,903	54,421	55,014	57,071	57,078	55,493	53,991	40,225	32,134	33,109	32,634	32,346
% of consolidated	54%	56%	57%	55%	55%	55%	56%	50%	46%	45%	48%	48%
Natural gas (mmcf/d)	265.51	260.72	253.36	275.60	277.96	276.77	253.38	242.40	228.20	238.28	208.62	209.36
% of consolidated	46%	44%	43%	45%	45%	45%	44%	50%	54%	55%	52%	52%
Total (boe/d)	97,154	97,875	97,239	103,003	103,404	101,621	96,222	80,625	70,167	72,821	67,403	67,240

Vermilion Energy Inc. ■ Page 48 ■ 2020 First Quarter Report

	2020	2019	2018	2017	2016	2015
Canada
Crude oil & condensate (bbls/d)	27,401	28,266	21,154	9,051	9,171	11,357
NGLs (bbls/d)	6,943	6,988	5,914	4,144	2,552	2,301
Natural gas (mmcf/d)	151.16	148.35	129.37	97.89	84.29	71.65
Total (boe/d)	59,537	59,979	48,630	29,510	25,771	25,598
% of consolidated	63%	60%	56%	45%	40%	46%
France
Crude oil (bbls/d)	9,957	10,435	11,362	11,084	11,896	12,267
Natural gas (mmcf/d)	—	0.19	0.21	—	0.44	0.97
Total (boe/d)	9,957	10,467	11,396	11,085	11,970	12,429
% of consolidated	10%	10%	13%	16%	19%	23%
Netherlands
Condensate (bbls/d)	87	91	90	90	88	99
Natural gas (mmcf/d)	48.33	49.10	46.13	40.54	47.82	44.76
Total (boe/d)	8,143	8,274	7,779	6,847	8,058	7,559
% of consolidated	8%	8%	9%	10%	13%	14%
Germany
Crude oil (bbls/d)	909	917	1,004	1,060	—	—
Natural gas (mmcf/d)	14.64	15.31	15.66	19.39	14.90	15.78
Total (boe/d)	3,349	3,468	3,614	4,291	2,483	2,630
% of consolidated	3%	3%	4%	6%	4%	5%
Ireland
Natural gas (mmcf/d)	41.38	46.57	55.17	58.43	50.89	0.03
Total (boe/d)	6,896	7,762	9,195	9,737	8,482	5
% of consolidated	7%	8%	11%	14%	13%	—
Australia
Crude oil (bbls/d)	4,041	5,662	4,494	5,770	6,304	6,454
% of consolidated	4%	6%	5%	8%	10%	12%
United States
Crude oil (bbls/d)	2,487	2,531	1,078	666	393	231
NGLs (bbls/d)	1,079	996	452	50	29	7
Natural gas (mmcf/d)	6.72	6.89	2.78	0.39	0.21	0.05
Total (boe/d)	4,685	4,675	1,992	781	457	247
% of consolidated	5%	5%	2%	1%	1%	—
Corporate
Natural gas (mmcf/d)	3.27	0.42	1.02	—	—	—
Total (boe/d)	546	70	169	—	—	—
% of consolidated	—	—	—	—	—	—
Consolidated
Liquids (bbls/d)	52,903	55,886	45,548	31,915	30,433	32,716
% of consolidated	54%	56%	52%	47%	48%	60%
Natural gas (mmcf/d)	265.51	266.82	250.33	216.64	198.55	133.24
% of consolidated	46%	44%	48%	53%	52%	40%
Total (boe/d)	97,154	100,357	87,270	68,021	63,526	54,922

Vermilion Energy Inc. ■ Page 49 ■ 2020 First Quarter Report

Non-GAAP Financial Measures

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see Segmented Information in the Notes to the Consolidated Interim Financial Statements) and net debt, a measure of capital in accordance with IAS 1 “Presentation of Financial Statements” (please see Capital Disclosures in the Notes to the Consolidated Interim Financial Statements).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Acquisitions: The sum of acquisitions from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed plus or net of acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity.

Capital expenditures: The sum of drilling and development and exploration and evaluation from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

Cash dividends per share: Represents cash dividends declared per share and is a useful measure of the dividends a common shareholder was entitled to during the period.

Covenants: The financial covenants on our revolving credit facility contain non-GAAP measures. The definitions for these financial covenants are included in Financial Position Review.

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the VIP, based on current estimates of future performance factors and forfeiture rates.

Free cash flow: Represents fund flows from operations in excess of capital expenditures.  We use free cash flow to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures. We also assess free cash flow as a percentage of fund flows from operations, which is a measure of the percentage of fund flows from operations that is retained for incremental investing and financing activities.

Fund flows from operations per basic and diluted share: Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method.

Net dividends: We define net dividends as dividends declared less proceeds received for the issuance of shares pursuant to the Dividend Reinvestment Plan. Management monitors net dividends and net dividends as a percentage of fund flows from operations to assess our ability to pay dividends.

Operating netback: Sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. In contrast, fund flows from operations netback also includes general and administration expense, corporate income taxes, and interest. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole.

Payout: We define payout as net dividends plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. Management uses payout and payout as a percentage of fund flows from operations (also referred to as the payout or sustainability ratio) to assess the amount of cash distributed back to shareholders and re-invested in the business for maintaining production and organic growth.

Return on capital employed (ROCE): ROCE is a measure that we use to analyze our profitability and the efficiency of our capital allocation process. ROCE is calculated by dividing net earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

Vermilion Energy Inc. ■ Page 50 ■ 2020 First Quarter Report

The following tables reconcile net dividends, payout, and diluted shares outstanding from their most directly comparable GAAP measures as presented in our financial statements:

($M)	Q1 2020	Q4 2019	Q1 2019
Dividends declared	90,067	107,702	105,549
Shares issued for the Dividend Reinvestment Plan	(7,645)	(10,200)	(7,104)
Net dividends	82,422	97,502	98,445
Drilling and development	227,433	97,114	197,291
Exploration and evaluation	6,271	3,511	4,762
Asset retirement obligations settled	3,732	7,352	3,597
Payout	319,858	205,479	304,095
% of fund flows from operations	188%	95%	120%

('000s of shares)	Q1 2020	Q4 2019	Q1 2019
Shares outstanding	157,020	156,290	153,213
Potential shares issuable pursuant to the VIP	3,405	3,622	3,437
Diluted shares outstanding	160,425	159,912	156,650

The following tables reconciles the calculation of return on capital employed:

	Twelve Months Ended
($M)	Mar 31, 2020	Mar 31, 2019
Net (loss) earnings	(1,325,252)	286,457
Taxes	(180,479)	100,928
Interest expense	80,380	78,150
EBIT	(1,425,351)	465,535
Average capital employed	4,816,006	4,824,945
Return on capital employed	(30)%	10%

Vermilion Energy Inc. ■ Page 51 ■ 2020 First Quarter Report

Consolidated Interim Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars, unaudited

	Note	March 31, 2020	December 31, 2019
Assets
Current
Cash and cash equivalents		16,635	29,028
Accounts receivable		188,385	211,409
Crude oil inventory		15,809	29,389
Derivative instruments		102,483	55,645
Prepaid expenses		21,424	22,210
Total current assets		344,736	347,681

Derivative instruments		74,294	20,127
Deferred taxes	3, 6	421,861	196,543
Exploration and evaluation assets	4	294,454	286,149
Capital assets	3	3,236,997	5,015,620
Total assets		4,372,342	5,866,120

Liabilities
Current
Accounts payable and accrued liabilities		441,825	312,442
Dividends payable	8	18,057	35,947
Derivative instruments		41,134	62,405
Income taxes payable		5,299	5,416
Total current liabilities		506,315	416,210

Derivative instruments		106,458	24,358
Long-term debt	7	1,994,044	1,924,665
Lease obligations		91,274	93,072
Asset retirement obligations	5	207,186	618,201
Deferred taxes	6	314,721	336,309
Total liabilities		3,219,998	3,412,815

Shareholders' Equity
Shareholders' capital	8	4,128,793	4,119,031
Contributed surplus		86,615	75,735
Accumulated other comprehensive income		136,546	49,578
Deficit		(3,199,610)	(1,791,039)
Total shareholders' equity		1,152,344	2,453,305
Total liabilities and shareholders' equity		4,372,342	5,866,120

Approved by the Board

(Signed “Catherine L. Williams”)	(Signed “Anthony Marino”)

Catherine L. Williams, Director	Anthony Marino, Director

Vermilion Energy Inc. ■ Page 52 ■ 2020 First Quarter Report

Consolidated Statements of Net (Loss) Earnings and Comprehensive Loss

thousands of Canadian dollars, except share and per share amounts, unaudited

		Three Months Ended
	Note	Mar 31, 2020	Mar 31, 2019
Revenue
Petroleum and natural gas sales		328,314	481,083
Royalties		(31,125)	(43,384)
Sales of purchased commodities		56,108	29,539
Petroleum and natural gas revenue		353,297	467,238

Expenses
Purchased commodities		56,108	29,539
Operating		121,138	122,422
Transportation		17,330	16,700
Equity based compensation		12,997	22,843
(Gain) loss on derivative instruments		(58,735)	3,929
Interest expense		19,982	20,979
General and administration		13,317	13,058
Foreign exchange loss (gain)		1,459	(21,208)
Other expense (income)		3,518	(6,679)
Accretion	5	9,738	7,986
Depletion and depreciation	3, 4	157,807	177,029
Impairment	3	1,564,854	—
		1,919,513	386,598
(Loss) earnings before income taxes		(1,566,216)	80,640

Income tax (recovery) expense	3, 6
Deferred		(257,542)	14,943
Current		9,830	26,150
		(247,712)	41,093

Net (loss) earnings		(1,318,504)	39,547

Other comprehensive loss
Currency translation adjustments		89,411	(43,934)
Unrealized gain on derivatives designated as cash flow hedges, net of tax		14,564	—
Unrealized loss on derivatives designated as net investment hedges, net of tax		(17,007)	—
Other comprehensive loss		(1,231,536)	(4,387)

Net (loss) earnings per share
Basic		(8.42)	0.26
Diluted		(8.42)	0.26

Weighted average shares outstanding ('000s)
Basic		156,562	152,904
Diluted		156,562	154,550

Vermilion Energy Inc. ■ Page 53 ■ 2020 First Quarter Report

Consolidated Statements of Cash Flows

thousands of Canadian dollars, unaudited

		Three Months Ended
	Note	Mar 31, 2020	Mar 31, 2019
Operating
Net (loss) earnings		(1,318,504)	39,547
Adjustments:
Accretion	5	9,738	7,986
Depletion and depreciation	3, 4	157,807	177,029
Impairment	3	1,564,854	—
Unrealized (gain) loss on derivative instruments		(9,316)	14,277
Equity based compensation		12,997	22,843
Unrealized foreign exchange loss (gain)		9,982	(23,258)
Unrealized other expense		209	205
Deferred taxes	6	(257,542)	14,943
Asset retirement obligations settled	5	(3,732)	(3,597)
Changes in non-cash operating working capital		111,946	(45,747)
Cash flows from operating activities		278,439	204,228

Investing
Drilling and development	3	(227,433)	(197,291)
Exploration and evaluation	4	(6,271)	(4,762)
Acquisitions		(11,337)	(16,027)
Changes in non-cash investing working capital		58,038	(2,885)
Cash flows used in investing activities		(187,003)	(220,965)

Financing
Borrowings on the revolving credit facility	7	3,113	99,910
Payments on lease obligations		(7,226)	(6,468)
Cash dividends	8	(100,312)	(98,328)
Cash flows used in financing activities		(104,425)	(4,886)
Foreign exchange gain on cash held in foreign currencies		596	30

Net change in cash and cash equivalents		(12,393)	(21,593)
Cash and cash equivalents, beginning of period		29,028	26,809
Cash and cash equivalents, end of period		16,635	5,216

Supplementary information for cash flows from operating activities
Interest paid		19,680	26,551
Income taxes paid		9,947	5,495

Vermilion Energy Inc. ■ Page 54 ■ 2020 First Quarter Report

Consolidated Statements of Changes in Shareholders' Equity

thousands of Canadian dollars, unaudited

		Three Months Ended
	Note	Mar 31, 2020	Mar 31, 2019
Shareholders' capital	8
Balance, beginning of period		4,119,031	4,008,828
Shares issued for the Dividend Reinvestment Plan		7,645	7,104
Equity based compensation		2,117	9,633
Balance, end of period		4,128,793	4,025,565
Contributed surplus
Balance, beginning of period		75,735	78,478
Equity based compensation		10,880	13,210
Balance, end of period		86,615	91,688
Accumulated other comprehensive income
Balance, beginning of period		49,578	118,182
Currency translation adjustments		89,411	(43,934)
Loss on derivatives designated as cash flow hedges, net of tax	6	(21,683)	—
Amount reclassified from cash flow hedge reserve to net (loss) earnings, net of tax		36,247	—
Loss on derivatives designated as net investment hedges, net of tax	6	(19,172)	—
Amount reclassified from net investment hedge reserve to net (loss) earnings, net of tax		2,165	—
Balance, end of period		136,546	74,248
Deficit
Balance, beginning of period		(1,791,039)	(1,388,237)
Net (loss) earnings		(1,318,504)	39,547
Dividends declared	8	(90,067)	(105,549)
Balance, end of period		(3,199,610)	(1,454,239)

Total shareholders' equity		1,152,344	2,737,262

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments and changes in the fair value of derivative financial instruments in designated hedging relationships.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net earnings if there is a disposal or partial disposal of a subsidiary.

The effective portion of the change in fair value related to cash flow and net investment hedges are recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net earnings in the same period in which the transaction associated with the hedged item occurs. Upon discontinuation of hedge accounting, the reserve amounts will be reclassified to net earnings.

Deficit

Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

Vermilion Energy Inc. ■ Page 55 ■ 2020 First Quarter Report

Notes to the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2020 and 2019 tabular amounts in thousands of Canadian dollars, except share and per share amounts, unaudited

1. Basis of presentation

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition, and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2019.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2019, which are contained within Vermilion’s Annual Report for the year ended December 31, 2019 and are available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on

April 28, 2020.

Vermilion Energy Inc. ■ Page 56 ■ 2020 First Quarter Report

2. Segmented information

	Three Months Ended March 31, 2020
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	USA	Corporate	Total
Total assets	1,845,551	747,992	113,749	191,308	300,188	104,963	352,581	716,010	4,372,342
Drilling and development	152,577	11,232	(1,036)	7,290	(20)	12,002	45,349	39	227,433
Exploration and evaluation	—	25	3,533	499	—	—	—	2,214	6,271

Crude oil and condensate sales	124,469	56,789	511	4,755	28	51,995	12,200	—	250,747
NGL sales	4,408	—	—	—	—	—	2,107	—	6,515
Natural gas sales	26,086	—	19,092	5,714	17,560	—	1,521	1,079	71,052
Sales of purchased commodities	—	—	—	—	—	—	—	56,108	56,108
Royalties	(16,685)	(9,040)	(143)	(942)	—	—	(4,016)	(299)	(31,125)
Revenue from external customers	138,278	47,749	19,460	9,527	17,588	51,995	11,812	56,888	353,297
Purchased commodities	—	—	—	—	—	—	—	(56,108)	(56,108)
Transportation	(11,138)	(3,725)	—	(1,322)	(1,145)	—	—	—	(17,330)
Operating	(64,185)	(15,899)	(8,915)	(4,915)	(4,212)	(17,373)	(5,549)	(90)	(121,138)
General and administration	(2,843)	(3,448)	(555)	(1,741)	(390)	(875)	(1,970)	(1,495)	(13,317)
PRRT	—	—	—	—	—	(9,256)	—	—	(9,256)
Corporate income taxes	—	—	—	—	—	(341)	—	(233)	(574)
Interest expense	—	—	—	—	—	—	—	(19,982)	(19,982)
Realized gain on derivative instruments	—	—	—	—	—	—	—	49,419	49,419
Realized foreign exchange gain	—	—	—	—	—	—	—	8,523	8,523
Realized other expense	—	—	—	—	—	—	—	(3,309)	(3,309)
Fund flows from operations	60,112	24,677	9,990	1,549	11,841	24,150	4,293	33,613	170,225

	Three Months Ended March 31, 2019
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	USA	Corporate	Total
Total assets	3,130,118	901,053	273,195	277,607	632,392	261,998	410,208	338,597	6,225,168
Drilling and development	128,055	22,084	6,330	1,877	11	18,864	20,036	34	197,291
Exploration and evaluation	—	2	19	1,167	—	—	—	3,574	4,762

Crude oil and condensate sales	172,659	82,581	559	7,431	—	63,582	10,774	—	337,586
NGL sales	13,874	—	—	—	—	—	2,109	—	15,983
Natural gas sales	33,623	121	40,027	11,937	39,792	—	2,014	—	127,514
Sales of purchased commodities	—	—	—	—	—	—	—	29,539	29,539
Royalties	(25,331)	(11,283)	(614)	(2,223)	—	—	(3,933)	—	(43,384)
Revenue from external customers	194,825	71,419	39,972	17,145	39,792	63,582	10,964	29,539	467,238
Purchased commodities	—	—	—	—	—	—	—	(29,539)	(29,539)
Transportation	(10,692)	(3,170)	—	(1,672)	(1,166)	—	—	—	(16,700)
Operating	(63,604)	(15,736)	(8,285)	(5,920)	(3,810)	(21,404)	(3,432)	(231)	(122,422)
General and administration	(2,719)	(3,655)	(892)	(1,913)	(329)	(1,039)	(1,891)	(620)	(13,058)
PRRT	—	—	—	—	—	(10,400)	—	—	(10,400)
Corporate income taxes	—	(7,700)	(4,200)	—	—	(3,700)	—	(150)	(15,750)
Interest expense	—	—	—	—	—	—	—	(20,979)	(20,979)
Realized gain on derivative instruments	—	—	—	—	—	—	—	10,348	10,348
Realized foreign exchange loss	—	—	—	—	—	—	—	(2,050)	(2,050)
Realized other income	—	—	—	—	—	—	—	6,884	6,884
Fund flows from operations	117,810	41,158	26,595	7,640	34,487	27,039	5,641	(6,798)	253,572

Vermilion Energy Inc. ■ Page 57 ■ 2020 First Quarter Report

Reconciliation of fund flows from operations to net earnings:

	Three Months Ended
	Mar 31, 2020	Mar 31, 2019
Fund flows from operations	170,225	253,572
Accretion	(9,738)	(7,986)
Depletion and depreciation	(157,807)	(177,029)
Impairment	(1,564,854)	—
Unrealized gain (loss) on derivative instruments	9,316	(14,277)
Equity based compensation	(12,997)	(22,843)
Unrealized foreign exchange loss	(9,982)	23,258
Unrealized other expense	(209)	(205)
Deferred tax	257,542	(14,943)
Net (loss) earnings	(1,318,504)	39,547

3. Capital assets

The following table reconciles the change in Vermilion's capital assets:

2020
Balance at January 1	5,015,620
Acquisitions	11,337
Additions	227,433
Increase in right-of-use assets	3,088
Impairment	(1,564,854)
Depletion and depreciation	(148,163)
Changes in asset retirement obligations	(438,553)
Foreign exchange	131,089
Balance at March 31	3,236,997

2020 impairment

In the first quarter of 2020, indicators of impairment were present due to global commodity price forecasts deteriorating from decreases in demand and an increase of supply around the world. As a result of the indicators of impairment, the Company performed an impairment test on all cash-generating units ("CGU") whereby the recoverable amount of each CGU was compared against its carrying amount. The recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 11.5%. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $1.2 billion (net of

$0.4 billion income tax recovery).

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029 (2)
Brent Crude ($ US/bbl) (1)	34.00	45.50	52.50	57.50	62.50	62.95	64.13	65.33	66.56	67.81
WTI Crude ($ US/bbl) (1)	30.00	41.00	47.50	52.50	57.50	58.95	60.13	61.33	62.56	63.81
NBP (€/mmbtu) (1)	3.33	4.25	5.00	5.50	6.00	6.25	6.50	6.75	7.00	7.25
AECO Spot Gas ($/mmbtu) (1)	1.95	2.25	2.35	2.45	2.55	2.65	2.70	2.76	2.81	2.87
Exchange rate (CAD/USD)	0.72	0.73	0.74	0.74	0.75	0.75	0.75	0.75	0.75	0.75

(1) The forecast benchmark commodity prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations.

(2) In 2030 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum. In 2030 and beyond there is no escalation of exchange rates.

Vermilion Energy Inc. ■ Page 58 ■ 2020 First Quarter Report

The following are the results of the impairment tests completed and sensitivity impacts of a 1% increase in after-tax discount rate and a 5% decrease in pricing on the impairment tests completed:

CGU	Operating Segment	Impairment	1% increase discount rate	5% decrease pricing
Saskatchewan	Canada	815,909	70,737	141,015
Drayton Valley Oil	Canada	364,879	13,204	23,582
Drayton Valley Gas	Canada	—	9,864	38,158
Neocomian	France	22,758	8,576	13,609
Germany Gas	Germany	39,738	3,545	7,084
Ireland	Ireland	119,634	10,333	20,793
Australia	Australia	55,583	3,227	13,582
United States	United States	146,353	28,051	52,613
Total		1,564,854	147,537	310,436

2019 impairment

In the fourth quarter of 2019, an indicator of impairment was present in the Ireland CGU due to declining natural gas price forecasts. As a result of the indicator of impairment, the Company performed an impairment test on its Ireland CGU whereby the recoverable amount was compared against its carrying amount. The recoverable amount was determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 9.0%. Based on the results of the impairment test completed, the Company recognized a non-cash impairment charge of $34.6 million (net of $11.5 million income tax recovery).

The following benchmark price forecast was used to calculate the recoverable amount:

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029 (2)
NBP (€/mmbtu) (1)	5.58	5.51	5.54	5.65	5.77	5.88	6.00	6.12	6.24	6.37

(1) The forecast benchmark commodity prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations.

(2) In 2030 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum.

The following is the result of the impairment test completed and sensitivity impacts of a 1% increase in after-tax discount rate and a 5% decrease in pricing on the impairment test completed:

CGU	Operating Segment	Impairment	1% increase discount rate	5% decrease pricing
Ireland	Ireland	46,055	14,749	28,598

Changes in any of the key judgments, such as a revision in reserves, changes in forecast commodity prices, foreign exchange rates, capital or operating costs would impact the estimated recoverable amount.

4. Exploration and evaluation assets

The following table reconciles the change in Vermilion's exploration and evaluation assets:

2020
Balance at January 1	286,149
Additions	6,271
Changes in asset retirement obligations	(268)
Depreciation	(4,660)
Foreign exchange	6,962
Balance at March 31	294,454

5. Asset retirement obligations

Vermilion Energy Inc. ■ Page 59 ■ 2020 First Quarter Report

The following table reconciles the change in Vermilion’s asset retirement obligations:

2020
Balance at January 1	618,201
Additional obligations recognized	1,117
Changes in estimated abandonment timing and costs	(5,527)
Obligations settled	(3,732)
Accretion	9,738
Changes in discount rates	(434,411)
Foreign exchange	21,800
Balance at March 31	207,186

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 14.7% (as at

December 31, 2019 - 5.3%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined as the yield to maturity on its senior unsecured notes as at the reporting period.

The risk-free rates used as inputs to discount the obligations were as follows:

	Mar 31, 2020	Dec 31, 2019
Canada	1.3%	1.7%
France	0.7%	0.9%
Netherlands	(0.3)%	(0.1)%
Germany	—%	0.3%
Ireland	0.5%	0.6%
Australia	1.2%	1.6%
United States	1.3%	2.4%

6. Taxes

As at March 31, 2020, Vermilion derecognized $133.8 million (December 31, 2019 - $65.5 million) of deferred income tax assets relating to non-expiring tax losses in Canada, Ireland and Australia as there is uncertainty as to the Company's ability to fully utilize such losses based on forecasted commodity prices in effect as at March 31, 2020.

7. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Mar 31, 2020	Dec 31, 2019
Revolving credit facility	1,572,802	1,539,225
Senior unsecured notes	421,242	385,440
Long-term debt	1,994,044	1,924,665

The fair value of the revolving credit facility is equal to its carrying value due to the use of short-term borrowing instruments at market rates of interest. The fair value of the senior unsecured notes as at March 31, 2020 was $288.7 million.

The following table reconciles the change in Vermilion’s long-term debt:

2020
Balance at January 1	1,924,665
Borrowings on the revolving credit facility	3,113
Amortization of transaction costs	(193)
Foreign exchange	66,459
Balance at March 31	1,994,044

Vermilion Energy Inc. ■ Page 60 ■ 2020 First Quarter Report

Revolving credit facility

In Q1 2020, we negotiated an extension to our $2.1 billion revolving credit facility to extend the maturity to May 31, 2024. All other terms within the facility remained the same.

	As at
	Mar 31, 2020	Dec 31, 2019
Total facility amount	2,100,000	2,100,000
Amount drawn	(1,572,802)	(1,539,225)
Letters of credit outstanding	(11,671)	(10,230)
Unutilized capacity	515,527	550,545

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

The facility bears interest at a rate applicable to demand loans plus applicable margins.

As at March 31, 2020, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Mar 31, 2020	Dec 31, 2019
Consolidated total debt to consolidated EBITDA	Less than 4.0	2.19	1.94
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	1.73	1.56
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	12.21	13.46

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on the balance sheet.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Consolidated total interest expense: Includes all amounts classified as "Interest expense", but excluding interest on operating leases as defined under IAS 17.

As at March 31, 2020 and 2019, Vermilion was in compliance with the above covenants.

Senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15. The notes mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion Energy Inc. ■ Page 61 ■ 2020 First Quarter Report

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to March 15, 2020, Vermilion may redeem up to 35% of the original principal amount of the senior unsecured notes with the proceeds of certain equity offerings by the Company at a redemption price of 105.625% of the principal amount plus any accrued and unpaid interest to the applicable redemption date.
•	Prior to March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at a price equal to 100% of the principal amount of the senior unsecured notes, plus an applicable premium and any accrued and unpaid interest.
•	On or after March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest.
Year	Redemption price
2020	104.219%
2021	102.813%
2022	101.406%
2023 and thereafter	100.000%

Cross currency interest rate swaps

On June 12, 2019, Vermilion entered into a series of cross currency interest rate swaps with a syndicate of banks. Vermilion applied hedge accounting to these derivative instruments. The cross currency interest rate swaps mature March 15, 2025 and include regular cash receipts and payments on March 15 and September 15 of each year. On a net basis, the cross currency interest swaps result in Vermilion receiving US dollar interest and principal amounts equal to the interest and principal payments under the US $300.0 million of senior unsecured notes. In exchange, Vermilion will make interest and principal payments equal to €265.0 million at a rate of 3.275%.

The cross currency interest rate swaps were executed as two separate sets of instruments:

•	US dollar to Canadian dollar ("USD-to-CAD") cross currency interest rate swaps: Vermilion receives US dollar interest and principal amounts equal to US $300.0 million of debt at 5.625% interest and pays Canadian dollar interest and principal amounts equal to $398.5 million of debt at 5.40% interest.
•	Canadian dollar to Euro ("CAD-to-EUR") cross currency interest rate swaps: Vermilion receives Canadian dollar interest and principal amounts equal to $398.5 million of debt at 5.40% interest and pays Euro interest and principal amounts equal to €265.0 million at a rate of 3.275%.

The USD-to-CAD cross currency interest swaps have been designated as the hedging instrument in a cash flow hedge to mitigate the risk of the fluctuation of interest and principal cash flows due to changes in foreign currency rates related to the Senior Unsecured Notes described above. The forward element of the swap contract is treated as the excluded component and is initially recognized within other comprehensive income. The excluded component is amortized to net earnings in interest expense on a systematic basis. As the timing and amount of the cash flows received on the USD-to-CAD cross currency interest rate swaps offset the timing and amount of the cash flows paid on the senior unsecured notes, the economic relationship is expected to be highly effective. The change in the value of the hedged item associated with a change in spot foreign exchange rates is initially recognized in other comprehensive income. This change is reclassified from other comprehensive income to net earnings (and recorded as an foreign exchange gain or loss) to offset the associated foreign exchange gain or loss recognized on the senior unsecured notes.

The CAD-to-EUR cross currency interest rate swaps have been designated as the hedging instrument in a net investment hedge to mitigate the effective change in exchange rates on our net investments in Euro denominated foreign subsidiaries. The change in the value of the hedged item associated with a change in spot foreign exchange rates is initially recognized in other comprehensive income. This change is reclassified from other comprehensive income to net earnings (and recorded as a foreign exchange gain or loss) only if the net investment is disposed of by sale. The forward element of the swap contract is treated as the excluded component and is initially recognized within other comprehensive income. The excluded component is amortized to net earnings in interest expense on a systematic basis.

In Q1 2020, Vermilion reset the Euro principal amount of the CAD-to-EUR cross currency interest rate swap from €265.0 million to €275.8 million and in exchange received US $12.7 million. All other terms of the instrument remained the same and hedge accounting continues to be applied to this transaction; however, as a result of the transaction the change in the Euro principal amount is recognized as hedge ineffectiveness with changes in value recognized in the consolidated statement of net earnings. As at March 31, 2020, ineffectiveness of $21.6 million was recognized within (gain) loss on derivative instruments in the consolidated statement of net earnings.

8. Shareholders' capital

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The following table reconciles the change in Vermilion’s shareholders’ capital:

	2020
Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	156,290	4,119,031
Shares issued for the Dividend Reinvestment Plan	504	7,645
Shares issued for equity based compensation	226	2,117
Balance at March 31	157,020	4,128,793

Dividends declared to shareholders for the three months ended March 31, 2020 were $90.1 million (2019 - $105.5 million).

9. Capital disclosures

Vermilion defines capital as net debt (long-term debt plus net working capital) and shareholders’ capital. In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to four quarter trailing fund flows from operations:

	Mar 31, 2020	Dec 31, 2019
Long-term debt	1,994,044	1,924,665
Current liabilities	506,315	416,210
Current assets	(344,736)	(347,681)
Net debt	2,155,623	1,993,194

Ratio of net debt to four quarter trailing fund flows from operations	2.61	2.20

10. Financial instruments

Commodity risk

Vermilion is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to future petroleum and natural gas production, Vermilion does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses recognized on derivative instruments. During the three months ended March 31, 2020, Vermilion continued to use derivative instruments to mitigate the effects of changes in commodity prices.

Currency risk

Vermilion is exposed to currency risk on its financial instruments denominated in foreign currencies. These financial instruments include cash and cash equivalents, accounts receivables, accounts payables, lease obligations, long-term debt, derivative assets and derivative liabilities. These financial instruments are primarily denominated in the US dollar and the Euro. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates. During the three months ended March 31, 2020, Vermilion has not entered into new derivative instruments for the purposes of managing fluctuations in foreign exchange rates.

Interest rate risk

Vermilion is exposed to interest rate risk on its revolving credit facility, which consists of short-term borrowing instruments that bear interest at market rates. Thus, changes in interest rates could result in an increase or decrease in the amount paid by Vermilion to service this debt. As a result of the outbreak of COVID-19 and ensuing monetary response, short-term interest rates have generally decreased. However, the impact of these decreases could be offset by increased credit spread as a result of decreased financial performance resulting from lower commodity prices.

Vermilion Energy Inc. ■ Page 63 ■ 2020 First Quarter Report

The following table summarizes the increase (positive values) or decrease (negative values) to net earnings before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Mar 31, 2020
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	(1,200)
$0.01 decrease in strength of the Canadian dollar against the Euro	1,200

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	(631)
$0.01 decrease in strength of the Canadian dollar against the US $	631

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(67,910)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	66,894

Commodity price risk - European natural gas
€0.5/GJ increase in European natural gas price used to determine the fair value of derivatives	(28,319)
€0.5/GJ decrease in European natural gas price used to determine the fair value of derivatives	19,467

Share price risk - Equity swaps
$1.00 increase from initial share price of the equity swap	3,750
$1.00 decrease from initial share price of the equity swap	(3,750)

Credit risk

Vermilion is exposed to credit risk on accounts receivable and derivative assets in the event that customers, joint operation partners, or counterparties fail to discharge their contractual obligations. As at March 31, 2020, Vermilion’s maximum exposure to receivable credit risk was $365.2 million (December 31, 2019 - $287.2million) which is the value of accounts receivable and derivative assets on the balance sheet. Vermilion’s accounts receivable primarily relates to customers and joint operations partners in the petroleum and natural gas industry. These amounts are subject to normal industry payment terms and credit risks. Vermilion manages these risks by monitoring the creditworthiness of customers and joint operations partners and, where appropriate, obtaining assurances such as parental guarantees and letters of credit. Vermilion’s derivative assets primarily relates to the fair value of financial instruments used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. Vermilion manages this risk by monitoring the creditworthiness of counterparties, transacting primarily with counterparties that have investment grade third party credit ratings, and by limiting the concentration of financial exposure to individual counterparties. As a result, Vermilion has not obtained collateral or other security to support its financial derivatives. Vermilion’s cash deposited in financial institutions and guaranteed investment certificates are also subject to counterparty credit risk. Vermilion mitigates this risk by transacting with financial institutions with high third party credit ratings.

The decrease in commodity prices as a result of the COVID-19 pandemic has increased the value of derivative assets on the balance sheet and can potentially increase the credit risk associated with the Company’s customers and joint venture partners. Vermilion continues to monitor the creditworthiness of customers and joint operations to limit exposure to this risk. As at March 31, 2020, approximately 2.0% (as at December 31, 2019 - 3.6%) of the accounts receivable balance was outstanding for more than 90 days. Vermilion considers the balance of accounts receivable to be collectible.

Liquidity risk

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. While the decrease in commodity prices as a result of the COVID-19 pandemic will negatively impact Vermilion’s financial performance and position, Vermilion continues to retain available committed borrowing capacity that provides the Company with financial flexibility and the ability to meet obligations as they become due.

Vermilion’s undiscounted non-derivative financial liabilities due within 1 month to 1 year have increased since December 31, 2019 as a result of the significant capital expenditures incurred during the three months ended March 31, 2020. The Company had $515.5 million of unutilized capacity on its revolving credit facility as at March 31, 2020 ($550.5 million as at December 31, 2019), which was extended to mature on May 31, 2024 during the three months ended March 31, 2020.

Vermilion Energy Inc. ■ Page 64 ■ 2020 First Quarter Report

The following table summarizes Vermilion’s undiscounted non-derivative financial liabilities and their contractual maturities:

		1 month to	3 months to	1 year to
($M)	1 month	3 months	1 year	5 years
March 31, 2020	183,269	261,213	15,400	2,063,553
December 31, 2019	134,502	208,752	5,136	1,608,435

Vermilion Energy Inc. ■ Page 65 ■ 2020 First Quarter Report

DIRECTORS

Lorenzo Donadeo [1]

Calgary, Alberta

Larry J. Macdonald [2,4,6,8]

Chairman & CEO, Point Energy Ltd.

Calgary, Alberta

Carin Knickel [6,8,12]

Golden, Colorado

Stephen P. Larke [4,6,12]

Calgary, Alberta

Loren M. Leiker [10]

McKinney, Texas

Timothy R. Marchant [7,10,11]

Calgary, Alberta

Anthony Marino

Calgary, Alberta

Robert Michaleski [4,5]

Calgary, Alberta

William Roby [8,9,12]

Katy, Texas

Catherine L. Williams [3,6]

Calgary, Alberta

[1] Chairman of the Board

[2] Lead Director

[3] Audit Committee Chair (Independent)

[4] Audit Committee Member

[5] Governance and Human Resources Committee Chair __(Independent)

[6] Governance and Human Resources Committee Member

[7] Health, Safety and Environment Committee Chair __(Independent)

[8] Health, Safety and Environment Committee Member

[9] Independent Reserves Committee Chair (Independent)

[10] Independent Reserves Committee Member

[11] Sustainability Committee Chair (Independent)

[12] Sustainability Committee Member

OFFICERS AND KEY PERSONNEL

CANADA

Anthony Marino President & Chief Executive Officer

Lars Glemser

Vice President & Chief Financial Officer

Mona Jasinski

Executive Vice President, People and Culture

Michael Kaluza

Executive Vice President & Chief Operating Officer

Dion Hatcher

Vice President Canada Business Unit

Terry Hergott

Vice President Marketing

Kyle Preston

Vice President Investor Relations

Jenson Tan

Vice President Business Development

Daniel Goulet

Director Corporate HSE

Jeremy Kalanuk

Director Operations Accounting

Bryce Kremnica

Director Field Operations - Canada Business Unit

Steve Reece

Director Information Technology & Information Systems

Tom Rafter

Director Land - Canada Business Unit

Adam Iwanicki

Director Marketing

Robert (Bob) J. Engbloom

Corporate Secretary

UNITED STATES

Scott Seatter

Managing Director - U.S. Business Unit

Timothy R. Morris

Director U.S. Business Development - U.S.

Business Unit

EUROPE

Gerard Schut

Vice President European Operations

Sylvain Nothhelfer

Managing Director - France Business Unit

Sven Tummers

Managing Director - Netherlands Business Unit

Bill Liutkus

Managing Director - Germany Business Unit

Darcy Kerwin

Managing Director - Ireland Business Unit

Bryan Sralla

Managing Director - Central & Eastern Europe Business Unit

AUSTRALIA

Bruce D. Lake

Managing Director - Australia Business Unit

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Bank of Montreal

Canadian Imperial Bank of Commerce

Export Development Canada

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Wells Fargo Bank N.A., Canadian Branch

HSBC Bank Canada

Bank of America N.A., Canada Branch

Citibank N.A., Canadian Branch - Citibank Canada

JPMorgan Chase Bank, N.A., Toronto Branch

La Caisse Centrale Desjardins du Québec

Alberta Treasury Branches

Canadian Western Bank

Goldman Sachs Lending Partners LLC

Barclays Bank PLC

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Vice President Investor Relations

403-476-8431 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 66 ■ 2020 First Quarter Report

Vermilion Energy Inc. ■ Page 67 ■ 2020 First Quarter Report